Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Consolidated Financial Statements

As of December 31, 2017 and 2016 and

for each of the years in the two–year period ended

December 31, 2017 and 2016

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2017	As of December 31, 2016
Assets
Current assets:
Cash and cash equivalents	7	$508,982	$375,753
Restricted cash	7	5,465	5,371
Accounts receivable, net of provision for doubtful accounts	8	340,376	313,868
Accounts receivable from related parties	9	17,204	19,283
Expendable spare parts and supplies, net of provision for obsolescence	10	97,248	82,362
Prepaid expenses	11	99,757	59,725
Deposits and other assets	12	201,984	160,124

Total current assets		1,271,016	1,016,486
Non–current assets:
Available–for–sale securities	6.b	55	76
Deposits and other assets	12	116,345	174,033
Accounts receivable, net of provision for doubtful accounts	8	140,416	92,048
Intangible assets	14	426,579	412,918
Deferred tax assets	30	25,969	5,845
Property and equipment, net	13	4,881,016	4,649,929

Total non–current assets		5,590,380	5,334,849

Total assets		$6,861,396	$6,351,335

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of December 31, 2017	As of December 31, 2016
Liabilities and equity
Current liabilities:
Current portion of long–term debt	16	$572,072	$406,739
Accounts payable	17	526,964	493,106
Accounts payable to related parties	9	7,187	9,072
Accrued expenses	18	186,657	138,797
Provisions for legal claims	31	11,720	18,516
Provisions for return conditions	19	19,093	53,116
Employee benefits	20	38,706	39,581
Air traffic liability	21	539,225	521,190
Other liabilities	22	9,415	11,085

Total current liabilities		1,911,039	1,691,202
Non–current liabilities:
Long–term debt	16	3,180,041	2,867,496
Accounts payable	17	5,084	2,734
Provisions for return conditions	19	144,099	120,822
Employee benefits	20	135,640	115,569
Deferred tax liabilities	30	25,814	20,352
Air traffic liability	21	104,786	98,088
Other liabilities	22	15,193	14,811

Total non–current liabilities		3,610,657	3,239,872

Total liabilities		5,521,696	4,931,074

Equity:	24
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained earnings		528,805	544,681
Revaluation and other reserves		58,382	27,365

Total equity attributable to the Company		1,415,650	1,400,509
Non–controlling interest		(75,950)	19,752

Total equity		1,339,700	1,420,261

Total liabilities and equity		$6,861,396	$6,351,335

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2017	2016	2015
Operating revenue:
Passenger		$3,550,160	$3,285,217	$3,458,017
Cargo and other	5, 25	891,524	853,121	903,324

Total operating revenue		4,441,684	4,138,338	4,361,341
Operating expenses:
Flight operations		92,471	58,381	58,069
Aircraft fuel		923,468	785,273	1,006,792
Ground operations		450,209	426,203	412,382
Aircraft rentals	32	278,772	314,493	317,505
Passenger services		166,869	151,718	149,292
Maintenance and repairs		280,536	260,703	309,719
Air traffic		242,587	218,965	202,980
Sales and marketing		515,073	545,318	612,775
General, administrative and other		177,864	187,560	176,195
Salaries, wages and benefits		706,778	661,708	666,084
Depreciation and amortization	13,14	313,413	269,546	230,732

Total operating expenses		4,148,040	3,879,868	4,142,525

Operating profit		293,644	258,470	218,816
Interest expense		(183,332)	(172,630)	(169,407)
Interest income		14,528	13,054	19,016
Derivative instruments		(2,536)	3,321	626
Foreign exchange	6.g	(20,163)	(23,939)	(177,529)

Profit (loss) before income tax		102,141	78,276	(108,478)
Income tax expense – current	30	(35,159)	(27,448)	(17,280)
Income tax expense – deferred		15,050	(6,642)	(13,748)

Total income tax expense		(20,109)	(34,090)	(31,028)

Net profit (loss) for the year		$82,032	$44,186	$(139,506)

Basic and diluted earnings (loss) per share	15
Common stock		$0.05	$0.04	$(0.14)
Preferred stock		$0.05	$0.04	$(0.14)

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the year ended December 31,
	Notes	2017	2016	2015
Net profit (loss) for the year		$82,032	$44,186	$(139,506)
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	24
Revaluation of administrative property		31,017	8,971	(6,156)
Actuarial gains (loss)		(33,385)	4,094	541
Income tax		(15,018)	4,289	3,410

		(17,386)	17,354	(2,205)
Items that will be reclassified to profit or loss in future periods:	24
Effective portion of changes in fair value of hedging instruments		6,385	21,712	77,308
Net change in fair value of available–for–sale securities		19	(245)	3,098
Income tax		3,558	(3,558)	(13,358)

		9,962	17,909	67,048

Other comprehensive income (loss), net of income tax		(7,424)	35,263	64,843
Total comprehensive income (loss) net of income tax		$74,608	$79,449	$(74,663)
Profit (loss) attributable to:
Equity holders of the parent		$48,237	$16,980	$(155,388)
Non–controlling interest		33,795	27,206	15,882

Net profit (loss)		$82,032	$44,186	$(139,506)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		40,813	$52,243	$(90,545)
Non–controlling interest		33,795	27,206	15,882

Total comprehensive income (loss)		$74,608	$79,449	$(74,663)

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the twelve months ended December 31, 2017
		Common stock		Preferred stock		Additional paid-in capital			Retained earnings and OCI reserves	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves
Balance at January 31, 2015 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$24,550	$355,671	$1,208,684	$8,063	$1,216,747

Net Loss		—	—	—	—	—	—	—	(155,388)	(155,388)	15,882	(139,506)
Other comprensive income for the period	24	—	—	—	—	—	—	(6,156)	70,999	64,843	—	64,843
Dividends paid	24	—	—	—	—	—	—	—	(67,088)	(67,088)	(3,750)	(70,838)
Sale of minority shareholding	24	—	—	—	—	—	—	—	302,938	302,938	(1,549)	301,389

Balance at December 31, 2015 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$18,394	$507,132	$1,353,989	$18,646	$1,372,635
Net profit		—	—	—	—	—	—	—	16,980	16,980	27,206	44,186
Other comprensive income for the period	24	—	—	—	—	—	—	8,971	26,292	35,263	—	35,263
Dividends paid	24	—	—	—	—	—	—	—	(5,723)	(5,723)	(26,100)	(31,823)

Balance at December 31, 2016 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$27,365	$544,681	$1,400,509	$19,752	$1,420,261

Net profit	24	—	—	—	—	—	—	—	48,237	48,237	33,795	82,032
Increase in non–controlling interest		—	—	—	—	—	—	—	—	—	504	504
Other comprehensive income for the period	24	—	—	—	—	—	—	31,017	(38,441)	(7,424)	—	(7,424)
Dividends paid	24	—	—	—	—	—	—	—	(25,672)	(25,672)	(130,001)	(155,673)

Balance at December 31, 2017 (audited)		660,800,003	$82,600	336,187,285	$42,023	$234,567	$469,273	$58,382	$528,805	$1,415,650	$(75,950)	$1,339,700

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net profit (loss) for the year	$82,032	$44,186	$(139,506)
Adjustments for:
Depreciation and amortization	313,413	269,546	230,732
Share–based payment loss (income)	(1,002)	1,111	(1,121)
Loss (gains) on disposal of assets	(1,978)	10,256	8,670
Fair value adjustment of financial instruments	3,549	(4,290)	5,327
Interest income	(14,528)	(13,054)	(19,016)
Interest expense	183,332	172,630	169,407
Deferred tax	(15,050)	6,642	13,748
Current tax	35,159	27,448	17,280
Currency translation adjustment	20,163	23,939	177,529
Changes in:
Accounts receivable	(104,430)	(62,550)	(39,043)
Expendable spare parts and supplies	(14,648)	(13,593)	(3,154)
Prepaid expenses	(49,396)	(14,017)	10,357
Deposits and other assets	38,611	28,050	181
Accounts payable and accrued expenses	92,355	40,217	(25,969)
Air traffic liability	24,491	89,187	(23,879)
Provision for return conditions	(10,647)	11,387	32,217
Employee benefits	(15,011)	(8,929)	(11,996)
Income tax paid	(39,098)	(40,212)	(38,762)

Net cash provided by operating activities	527,317	567,954	363,002
Cash flows from investing activities:
Available–for–sale securities	85	170	7,043
Restricted cash	(505)	7,422	(10,815)
Interest received	12,492	8,606	9,009
Advance payments on aircraft purchase contracts	(119,049)	(78,523)	(220,920)
Acquisition of property and equipment	(215,305)	(210,772)	(156,655)

See accompanying notes to Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Consolidated Statement of Cash Flows

(In USD thousands)

	For the year ended December 31,
	2017	2016	2015
Redemption (Investment in) of investment in certificates of bank deposits	(15,540)	32,709	(32,087)
Acquisition of intangible assets	(30,619)	(21,660)	(16,856)
Proceeds from the adquisition of subsidiary	6	—	—
Proceeds from sale of property and equipment	161,910	143,362	90,625
Proceeds form sale of investments	484	296	165

Net cash used in investing activities	(206,041)	(118,390)	(330,491)
Cash flows from financing activities:
Proceeds from loans and borrowings	510,360	35,034	451,973
Repayments of loans and borrowings	(388,096)	(394,939)	(515,927)
Dividends paid	(25,671)	(31,823)	(70,838)
Increase in non–controlling interest	(130,002)	—	—
Interest paid	(162,144)	(158,741)	(148,518)
Sale of minority shareholding	—	—	301,389

Net cash (used in) provided by financing activities	(195,553)	(550,469)	18,079
Net (decrease) increase in cash and cash equivalents	125,723	(100,905)	50,590
Net foreign exchange difference	7,506	(2,723)	(212,100)
Cash and cash equivalents at beginning of year	375,753	479,381	640,891

Cash and cash equivalents at end of year	$508,982	$375,753	$479,381

See accompanying notes to Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling and transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include Air Canada, United Airlines, Aeromexico, All Nippon Airways, Singapore Airlines, Copa Airlines, OceanAir Linhas Aéreas, S.A., Iberia, Lufthansa, Eva Airways, Air China, Etihad Airways, Silver Airways and Turkish Airlines. Avianca and Taca International (as well as Taca affiliates) and Aerogal are members of Star Alliance, which give customers access to destinations and services offered by Star Alliance network, allowing customers to access all the destinations and services offered by the 28 member airlines of the Star Alliance network. Its members include several of the most recognized airlines worldwide, such as Lufthansa, United Airlines, Thai Airlines, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meet the highest standards in terms of security and customer service.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Company performs ground operations for third-party airlines.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company operates a coalition loyalty program, including the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A. named LifeMiles. LifeMiles is designed to build customers loyalty and increase loyalty by offering incentives, among others, to passengers traveling on the participating airline partners for their continued preference. Under the LifeMiles program, the customer earns miles by flying through its air partners, including Star Alliance and by using the services of non–air program partners such as credit cards, hotels, car rentals and other. The miles earned can be exchanged for flights or other partners’ products or services. Customers may redeem their awards through airline members of Star Alliance, which give customers of the Company access to the routes, destinations and services of the Star Alliance network.

As of December 31, 2017 and 2016, Avianca Holdings S.A. had a total fleet consisting of:

	2017			2016
Aircraft	Owned/ Financial Lease	Operating Lease	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318	10	—	10	—	10	10
Airbus A-319	23	5	28	23	7	30
Airbus A-320	37	27	64	34	28	62
Airbus A-321	5	8	13	5	6	11
Airbus A-330	1	9	10	1	8	9
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F-B4F	5	—	5	5	—	5
Boeing 767	—	1	1	—	—	—
Boeing 787-8	7	5	12	6	4	10
ATR-42	2	—	2	2	—	2
ATR-72	15	—	15	15	—	15
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	13	—	13	13	—	13
Embraer E-190	10	—	10	10	2	12

	136	55	191	122	65	187

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Cessation of pilot activities affiliated with the Colombian Association of Civil Aviators (ACDAC)

Avianca S.A. (subsidiary of the Avianca Holdings Group) in compliance with Colombian labor regulations, held between August 23 and September 11, 2017, the stage of direct arrangement between the Company and the Colombian Association of Civil Aviators (ACDAC), without reaching an agreement between the parties concerning the list of demands presented by ACDAC on August 8th, 2017.

During the days 18 to September 26, 2017, additional conversations were held with the mediation of the Ministry of Labor. Despite the multiple economic and regulatory proposals presented by the Company’s Management to the requests of the pilots in the different direct settlement sessions and with the support of the Ministry of Labor, on September 20, 2017 an illegal cease of labor activitiesbegan by pilots of Avianca SA who are affiliated to ACDAC until November 10, 2017, cease that was lifted voluntarily by the general assembly of this union. This cease affected directly the Avianca S.A. operation (subsidiary of the Avianca Holdings group).

After 51 days of cessation of activities by the pilots affiliated to ACDAC, on November 10, 2017 the general assembly of this union decided to lift the strike forward indicating that they would return to their labor activities on November 13, 2017. Since this date, a reincorporation process has been advancedto guarantee the reincorporationof all the aviators that were in the cease of activities, it is done under the operational rigor standards of Avianca and the Collective Labor Convention. Likewise, the operational recovery plan is being carried out gradually.

Currently, two independent legal processes are being conducted in the competent entities:

1.	Arbitration Court—On September 28, 2017, by resolution No. 3744, the Ministry of Labor convened a compulsory arbitration tribunal to settle differences in economic claims between the Company and ACDAC. On November 22, 2017, the Tribunal was established, consisting of three arbitrators, who held sessions until December 7, on which date they issued an arbitration award which is comparable to a Collective Labor Convention agreement. The Arbitral Award was notified to the Company on December 11, 2017. Upon reviewing the text of the document, the Company requested the Tribunal to clarify the Award and filed a motion for annulment at the same time. This, considering that the Court exceeded its powers by taking decisions that were not within its jurisdiction. To date, the Arbitration Court has not granted such appeal, which must be known by the Labor Chamber of the Supreme Court of Justice.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

2.	Statementof illegal cease of activities—On September 25, 2017, the Company filed a lawsuit to declare the illegality of the cease of activities initiated by ACDAC. On October 6, 2017, the Superior Court of Bogotá declared the illegality of the cease of activities advanced, a decision against which ACDAC filed an appeal resource, which was known by the Labor Chamber of the Supreme Court of Justice. On November 29, 2017, the Labor Chamber of the Supreme Court of Justice upheld the ruling issued by the Superior Court of Bogotá that had declared illegal the cease of activities advanced by ACDAC. Against this decision, ACDAC submitted an application for addition and clarification of the judgment, as well as annulment. On February 5, 2018, Avianca had the procedural opportunity to present its arguments regarding the inadmissibility of the requests made by ACDAC in response to the sentence handed down by the Supreme Court of Justice. As of this date, it is pending that this Corporation will pronounce itself again and thus the decision on the illegality of the cease of activities will be final.

In addition, to date, seven (7) tutelage actions filed by ACDAC associated with the call made by the Ministry of Labor to form an Arbitration Court and the illegality ruling issued by the Superior Court of Bogotá have been denied.

This illegal cease of activities by the pilots associated with ACDAC, which lasted 51 days, has a negative impact on the operational revenues for passengers not transported as a result of the decrease in sales of air tickets and cargo transportation, additional costs for compensation to passengers and lower operating costs, estimated at $127 million as of December 31, 2017.

(2)	Basis of professional accounting standar

(a)	Statement of compliance

The Consolidated Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Consolidated Financial Statements of the Company were authorized for issue by the Board of Directors on February 26, 2017.

(b)	Basis of measurement

The Consolidated Financial Statements have been prepared on the basis of the historical cost model, with the exception of land and buildings, derivative financial instruments, financial investments available for sale and the loyalty program that have been measured at fair value. The carrying amounts of assets and liabilities recognized and designated as hedged

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

items in fair value hedge relationships, which would otherwise have been accounted for at amortized cost, have been adjusted to record changes in fair values attributable to the risks that are covered in the respective effective hedging relationships.

(c)	Functional and presentation currency

These Consolidated Financial Statements are presented in US Dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

(d)	Use of estimates and judgments

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated Financial Statements:

•	The Company has entered into operating lease contracts with respect to 55 aircraft. The Company has determined, based on the terms and conditions of the arrangements, that the significant risks and rewards of ownership of all these leased aircraft have not been transferred from the lessor, so it accounts for these lease contracts as operating leases.

•	The Company recognizes revenue from tickets that are expected to expire unused based on historical data and experience. Defining expected breakage requires management to make informed estimates about, among other things, the extent to which historical experience is an indication of the future customer behavior. Annually, or more frequently as the experience data suggests, management reassesses the historical data and makes required adjustments. In turn, the Company has incorporated a variable in the calculation of the estimate, which corresponds to the tariff segmentation, resulting in an additional income of $9.9 million for the year 2017.

•

The Company operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 111 aircraft from the A319, A320, A321, A330, A330F, ATR72 and B787 families. The Company has determined, based on the terms and conditions of the

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Company and these aircraft are shown in the Consolidated Statement of Financial Position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated Financial Statements within the next financial year:

•	The Company believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax matter. The Company establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•	Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•	The Company measures administrative land and buildings primarily in Bogota, Medellín, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Company engaged independent valuation specialists to determine the fair value of these assets as of December 31, 2017 and 2016. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•	The Company assesses whether there are any indicators of impairment for all non–financial assets at each reporting date. Flight equipment, goodwill and indefinite–lived intangible assets are tested for impairment annually and at other times when such indicators exist. Impairment analysis requires the Company to estimate the value in use of the cash generating units to which goodwill is assigned.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

•	The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate for pension plans in Colombia, management refers to market yields on Colombian Government bonds, since it is management’s judgment that there is no deep local market for high quality corporate bonds.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•	As a result of the maturity of Loyalty business and given the information available on the history of Program and members behavior, in June 2017 the Company implemented a new methodology to estimate breakage.

In the previous methodology, the breakage was calculated based on historical redemption patterns from older months, based on the aggregate behavior of all members. The new methodology considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors , and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program. The change in estimate in accordance with accounting standards was treated prospectively from the date of the change in accordance with IAS 8. The accounting effect on net income for 2017 generated by the change in the estimate will be negative at $8.1 million.

•	Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Company incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Company is entitled to receive compensation from the lessor. The Company accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the period

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(3)	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements, and have been applied consistently by all the Company’s entities.

(a)	Basis of consolidation

Subsidiaries are entities controlled by Avianca Holdings S.A. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Control is established after assessing the Company’s ability to direct the relevant activities of the investee, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the investee’s returns. The accounting policies of subsidiaries have been aligned when necessary with the policies adopted by the Company.

The following are the significant subsidiaries included within these financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2017	2016
Avianca Ecuador	Ecuador	99,62%	99.62%
Aerovías del Continente Americano S.A.	Colombia	99,98%	99.98%
Avianca, Inc.	USA	100%	100%
Avianca Leasing, LLC	USA	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles B.V.	Curaçao	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92,40%	92.40%
Taca International Airlines, S.A.	El Salvador	96,84%	96.84%
Tampa Cargo Logistics, Inc.	USA	99,98%	99.98%
Tampa Cargo S.A.S.	Colombia	99,98%	99.98%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2017	2016
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Trans American Airlines S.A.	Peru	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

On April 19, 2013, Avianca Leasing, LLC was formed as a limited liability Company in the State of Delaware, United States. On May 10, 2013, Avianca Holdings S.A. completed a $300,000 private offering of Senior Notes under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. Two subsidiaries of Avianca Holdings, Grupo Taca Holdings, Limited and Avianca Leasing, LLC, are jointly and severally liable under the Senior Notes as co–issuers. Avianca Leasing, LLC will not engage in any material business activity other than purchasing, leasing or otherwise acquiring and/or financing aircraft for use by Avianca, S.A. and its subsidiaries, the incurrence of obligations in connection therewith, including the notes, and activities incidental or ancillary thereto. Avianca S.A. is the sole member of Avianca Leasing, LLC. Therefore, the Company has consolidated the entity in accordance with IFRS 10.

The Consolidated Financial Statements also include 55 special purpose entities that relate primarily to the Company’s aircraft leasing activities. These special purpose entities are created in order to facilitate financing of aircraft with each SPE holding a single aircraft or asset. In addition the Consolidated Financial Statements includes 73 entities that are mainly investment vehicles, personnel employers and service providers within the consolidated entities. The Company has consolidated these entities in accordance with IFRS 10.

(b)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Foreign currency transactions

These Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Transactions in foreign currencies are initially recorded in the functional currency at the respective spot rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated to the spot rate of exchange ruling at the reporting date. All differences are taken to profit or loss. Non–monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non–monetary items measured at a revalued amount in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(d)	Foreign operations

Assets and liabilities of foreign operations included in the Consolidated Statement of Financial Position are translated using the closing exchange rate on the date of the Consolidated Statement of Financial Position. The revenues and expenses of each income statement account are translated at monthly average rates; and all the resultant exchange differences are shown as a separate component in other comprehensive income.

(e)	Business combinations

Business combinations are accounted for using the acquisition method in accordance with IFRS 3 “Business Combinations”. The consideration for an acquisition is measured at acquisition date fair value of consideration transferred including the amount of any non–controlling interests in the acquiree. Acquisition costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it measures at fair value the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred to the seller, including the amount recognized for non–controlling interest over the fair value of identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired is, from the acquisition date, allocated to each of the Company’s cash–generating units that are expected to benefit from the acquisition, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(f)	Revenue recognition

In accordance with IAS 18, revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding associated taxes. The following specific recognition criteria must also be met before revenue is recognized:

(i)	Passenger and cargo transportation

The Company recognizes revenues from passenger transport and cargo transportation as profits once the service has been provided or on the basis of estimated ticket prices that are expected not to be used.

The Company is required, at the time of ticket sales, to collect and collect certain taxes, among which are transportation taxes and entry and exit taxes. These taxes are legal encumbrances that are imposed on the customer and are not included in the revenue for passenger transportation because the Company has a legal obligation to act as a collection agent on behalf of the local Tax Authorities. The Company records a liability when taxes are collected and it is written off when the government entity is paid.

A significant portion of the ticket sales are processed through major credit card companies, resulting in accounts receivable which are generally short–term in duration and typically collected prior to the recognition of revenue. Credit risk associated with these receivables is minimal.

Cargo is carried out in a dedicated freighter fleet and, to the extent of excess capacity, in the bellies of passenger aircraft.

(ii)	Aircraft operating leases

Aircraft operating lease income is recognized as other revenue in the Consolidated Statement of Comprehensive Income when it is earned, according to the terms of each lease agreement.

(iii)	Frequent flyer

The Company operates a frequent flyer loyalty program known as “LifeMiles” which is designed to retain and increase travelers’ loyalty by offering incentives to travelers for their continued patronage. Under the LifeMiles program, miles are earned by flying on the Company’s airlines or its alliance partners and by using the services of program partners for such things as credit card use, hotel stays, car rentals, and other activities. Miles are also directly sold through different distribution channels. Miles earned can be exchanged for flights or other products or services from alliance partners.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair value of consideration in respect of initial sale is allocated between the miles and other components of the sale including breakage in accordance with IFRS Interpretations Committee 13 Customer loyalty programs. Revenue allocated to the reward credits is deferred within “Air traffic liability” (see Note 21) until redemption. Components other than the fair value of Gross Billings are immediately recognized within “Revenue”. These components correspond to an initial revenue recognition element, related to the marketing attributes of the miles sold. The amount of revenue deferred is measured by applying statistical techniques based on market approach using observable information in accordance with IFRS 13 “Fair Value Measurements”. Inputs to the models include assumptions based on management’s expected redemption rates and customer preferences. The amount of revenue recognized related to breakage is based on the number of miles redeemed in a period in relation to the total number expected to be redeemed. These revenues also include estimates and assumptions developed by the company described in note 2 (d).

(g)	Air traffic liability

Revenue from passenger transportation is recognized once the service is provided, not when the ticket is sold. Revenues from ticket prices (do not include taxes to be paid to government entities) that have not been used or revenues corresponding to the unused portion of a sold ticket are deferred and the respective amount is recorded in the Consolidated Statements of Financial Position as “Deferred income for unearned transportation”. This income also includes the deferred income from the loyalty programs described in note 3 (f) (iii).

Fares for unused tickets that are expected to expire are recognized as revenue based on historical data and experience. The Company performs periodic evaluations of this liability, and any resulting adjustments, which can be significant, are recorded in the Consolidated Statement of Comprehensive Income. These adjustments relate primarily to the differences arising from actual events and circumstances such as historical fare sale activity and customer travel patterns which may result in refunds, exchanges or forfeited tickets differing significantly from estimates. The Company evaluates its estimates and assumptions and adjusts air traffic liability and passenger revenues as necessary.

(h)	Income tax

Income tax expense comprises current and deferred taxes and is accounted for in accordance with IAS 12 “Income Taxes”.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(i)	Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity or in other comprehensive income is recognized in the Consolidated Statement of Changes in Equity or Consolidated Statement of Comprehensive Income, respectively. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(ii)	Deferred income tax

Deferred tax is recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are recognized to the extent that is probable that the temporary differences, the carry forward of unused tax credits and any unused tax losses can be utilized, except:

•	Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•	In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax laws enacted or substantively enacted at the reporting date.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re–assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Deferred tax relating to items recognized outside profit or loss is recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the Company intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(i)	Property and equipment

(i)	Recognition and measurement

Flight equipment, property and other equipment are measured at cost less accumulated depreciation and accumulated impairment losses in accordance with IAS 16 “Property, Plant and Equipment”.

Property, operating equipment, and improvements that are being built or developed for future use by the Company are recorded at cost as under–construction assets. When under–construction assets are ready for use, the accumulated cost is reclassified to the respective property and equipment category.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gain and losses on disposal of an item of flight equipment, property and equipment are determined by comparing the proceeds from disposal with the carrying amount.

(ii)	Subsequent costs

The costs incurred for major maintenance of an aircraft’s fuselage and engines are capitalized and depreciated over the shorter period to the next scheduled maintenance or return of the asset. The depreciation rate is determined according to the asset’s expected useful life based on projected cycles and flight hours. Routine maintenance expenses of aircraft and engines are charged to income as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Depreciation is recognized in the Consolidated Statement of Comprehensive Income on a straight–line basis over the estimated useful lives of flight equipment, property and other equipment, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Rotable spare parts for flight equipment are depreciated on the straight–line method, using rates that allocate the cost of these assets over the estimated useful life of the related aircraft. Land is not depreciated.

Estimated useful lives are as follows:

Estimated useful life (years)
Flight equipment:
Aircraft	10 – 30
Aircraft components and engines	Useful life of fleet associated with component or engines
Aircraft major repairs	4 – 12
Leasehold improvements	Lesser of remaining lease term and estimated useful life of the leasehold improvement
Property	20 – 50
Administrative buildings	20 – 50
Vehicles	2 – 10
Machinery and equipment	2 – 15

Residual values, amortization methods and useful lives of the assets are reviewed and adjusted, if appropriate, at each reporting date.

The carrying value of flight equipment, property and other equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company receives credits from manufacturers on acquisition of certain aircraft and engines that may be used for the payment of maintenance services, training, acquisition of spare parts and others. These credits are recorded as a reduction of the cost of acquisition of the related aircraft and engines and against other accounts receivable. These amounts are then charged to expense or recorded as an asset, when the credits are used to purchase additional goods or services. These credits are recorded within other liabilities in the Consolidated Statement of Financial Position when awarded by manufacturers.

(iv)	Revaluation and other reserves

Administrative property in Bogota, Medellín, El Salvador, and San Jose is recorded at fair value less accumulated depreciation on buildings and impairment losses recognized at the date of revaluation. Valuations are performed with sufficient frequency to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. A revaluation reserve is recorded in other comprehensive income and credited to the asset revaluation reserve in equity. However, to the extent that it reverses a revaluation deficit of the same asset previously recognized in profit or loss, the increase is recognized in profit and loss. A revaluation deficit is recognized in the income statement, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular asset being sold is transferred to retained earnings.

(j)	Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases in accordance with IAS 17 “Leases”. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in interest expense in the Consolidated Statement of Comprehensive Income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the lease term.

Operating lease payments are recognized as an operating expense in the Consolidated Statement of Comprehensive Income during the lease term.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Gains or losses related to sale–leaseback transactions classified as an operating lease after the sale are accounted for as follows:

(i)	They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

(ii)	If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

(iii)	In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale–leaseback transactions result in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term.

(k)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets in accordance with IAS 23 “Borrowing Costs”. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(l)	Intangible assets

Intangible assets acquired separately are initially measured at cost in accordance with IAS 38 “Intangible Assets”. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the Consolidated Statement of Comprehensive Income in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or in the expected pattern of consumption of future economic benefits embodied in the asset are

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Comprehensive Income within depreciation and amortization.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash–generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains and losses arising from the de–recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Comprehensive Income when the asset is derecognized.

Goodwill is measured initially at cost, represented by the excess of the sum of the consideration transferred and the amount recognized for the non-controlling interest, with respect to the net of the identifiable assets acquired and the liabilities assumed. If this consideration is less than the fair value of the net assets acquired, the difference is recognized as a gain at the date of acquisition.

After initial recognition, Goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment tests, Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Company’s cash generating units that are expected to benefit from the combination, regardless of whether other assets or liabilities of the acquired entity are allocated to those units.

When the Goodwill is part of a cash generating unit, and part of the operation within that unit is sold, the Goodwill associated with the sold operation is included in the carrying amount of the operation at the time of determining the gain or loss for this disposal. The Goodwill that is derecognized in this circumstance is assigned proportionally on the basis of the relative values of the sale transaction and the retained portion of the cash generating unit.

The Company’s intangible assets include the following:

(i)	Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Acquired software cost is amortized on a straight-line basis over its useful life.

Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the Consolidated Statement of Comprehensive Income.

(ii)	Routes and trademarks

Routes and trademarks are carried at cost, less any accumulated amortization and impairment. The useful life of intangible assets associated with routes and trademark rights are based on management’s assumptions of estimated future economic benefits. The intangible assets are amortized over their useful lives of between two and thirteen years. Certain routes and trademarks have indefinite useful lives and therefore are not amortized, but tested for impairment at least at the end of each reporting period. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

(iii)	Contract–based intangible assets

The useful life of intangible assets associated with contract rights and obligations is based on the term of the contract and are carried at cost, less accumulated amortization and related impairment.

(m)	Financial instruments – initial recognition and subsequent measurement

(i)	Financial assets

Financial assets within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are classified into one of the following categories upon initial recognition: (a) financial assets at fair value through profit or loss, (b) loans and receivables, (c) held–to–maturity investments, (d) available–for–sale financial assets.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Subsequent measurement

For purposes of subsequent measurement financial assets are classified in four categories:

•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held–to–maturity investments

•	Available for sale financial assets

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including those designated as hedging instruments in hedge relationships are also classified as fair value through profit or loss except for the effective portion of cash flow hedges, which is recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss. Financial assets at fair value through profit or loss are measured at fair value and changes therein, which take place into account any dividend income, are recognized in the Consolidated Statement of Comprehensive Income as financial income or financial costs.

The Company does not hold or issue derivative instruments for trading purposes, however, certain derivative contracts are not designated as hedges for accounting purposes. Such derivative instruments are designated as financial instruments at fair value through profit or loss.

Loans and receivables

Loans and receivables are non–derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition receivables are measured at amortized cost using the effective interest rate method, less a provision for impairment, if any.

Loans and receivables comprise cash and cash equivalents, deposits and trade and other receivables.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Held–to–maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held–to–maturity. Held–to–maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held–to–maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses.

Available–for–sale financial assets

Available–for–sale financial assets are non–derivative financial assets that are designated as available–for–sale and that are not classified in any of the previous categories. The Company’s investments in equity securities and certain debt securities are classified as available–for–sale financial assets. Subsequent to initial recognition, such assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and included within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to the Consolidated Statement of Comprehensive Income.

(ii)	Impairment of financial assets

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists either individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, the asset is grouped with other financial assets with similar credit risk characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate (“EIR”).

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the Consolidated Statement of Comprehensive Income. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for purpose of measuring the impairment loss. The interest income is recorded as part of financial income in the Consolidated Statement of Comprehensive Income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income.

Available–for–sale financial assets

Impairment losses on available–for–sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income.

If, in a subsequent period, the fair value of an impaired available–for–sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in the Consolidated Statement of Comprehensive Income. However, any subsequent recovery in the fair value of an impaired available–for–sale equity security is recognized in other comprehensive income.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired.

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass–through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass–through arrangement, and it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of the Company’s continuing involvement in it.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In that case, an associated liability is also recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations which have been retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to be repay.

(iii)	Financial liabilities

Financial liabilities within the scope of IAS 39 are measured at amortized cost using the effective interest method, except for liabilities classified as financial liabilities at fair value through profit or loss, loan commitments, and financial guarantee contracts. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value including directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, bank overdrafts, loans and borrowings, financial guarantee contracts, derivative financial instruments and finance lease obligations.

Subsequent measurement

Financial liabilities at fair value through other comprenhensive income

Financial liabilities at fair value through other comprenhensive income include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through other comprenhensive income. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the Consolidated Statement of Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as at fair value through other comprenhensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Loans and borrowings carried at amortized cost

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the Consolidated Statement of Comprehensive Income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the Consolidated Statement of Comprehensive Income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the Consolidated Statement of Comprehensive Income.

(i)	Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(ii)	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 29.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(n)	Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments such as forward currency contracts, interest rate contracts and forward commodity contracts to hedge its foreign currency risks, interest rate risks and commodity price risks, respectively. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into. Subsequent to initial recognition, derivatives are carried at fair value as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Future contracts from commodities that are entered into and continue to be held for the purpose of the receipt or delivery of a non–financial item in accordance with the Company’s expected purchase, sale or usage requirements are held at cost.

Any gains or losses arising from changes in the fair value of derivatives are taken directly into the Consolidated Statement of Comprehensive Income, except for the effective portion of derivatives assigned as cash flow hedges, which is recognized in other comprehensive income.

Cash flow hedges

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges which meet the strict criteria for hedge accounting are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the equity, while any ineffective portion of cash flow hedge related to operating and financing activities is recognized immediately in the Consolidated Statement of Comprehensive Income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Amounts recognized as other comprehensive income are transferred to the Consolidated Statement of Comprehensive Income when the hedged transaction affects earnings, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non–financial asset or non–financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non–financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the Consolidated Statement of Comprehensive Income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Company uses forward currency contracts and cross currency swaps as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments, as well as forward commodity contracts for its exposure to volatility in the commodity prices. Refer to Note 27 for more details.

Current versus non–current classification of derivatives instruments

Derivative instruments that are not designated as effective hedging instruments are classified as current or non–current or separated into a current and non–current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the Company will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as non–current (or separated into current and non–current portions) consistent with the classification of the underlying item.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through other comprenhensive income.

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a non–current portion only if a reliable allocation can be made.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(o)	Expendable spare parts and supplies

Expendable spare parts relating to flight equipment are measured at the lower of average cost and net realizable value. Net realizable value is the estimated base stock cost reduced by the allowance for obsolescence.

(p)	Impairment of non–financial assets

The Company assesses in accordance with IAS 36 “Impairment of Assets” at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash–generating unit’s (“CGU”) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the Consolidated Statement of Comprehensive Income in those expense categories consistent with the nature of the impaired asset, except for a property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s or cash–generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually as of the year end and when circumstances indicate that the carrying value of the cash generating unit to which it pertains may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash–generating unit (or group of cash–generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Management has considered the impact of greater than forecasted variations in relevant assumptions in assessing the CGU’s recoverable amount. As a result of the analysis performed a reasonably possible change in key assumptions would not cause the CGU’s carrying amount to exceed its recoverable amount.

(q)	Cash and cash equivalents

Cash and cash equivalents in the Consolidated Statement of Financial Position comprise cash at banks and on hand and short–term deposits with original maturity of three months or less, which are subject to an insignificant risk of change in value.

For the purpose of the Consolidated Statement of Cash Flows, cash and cash equivalents consist of cash and short–term deposits as defined above, net of outstanding bank overdrafts, if any.

(r)	Maintenance deposits

Maintenance deposits correspond to deposits paid to lessors based on cycles, flight hours, or fixed monthly amounts, depending on the specific nature of each provision. Rates used for the calculation and monthly amounts are specified in each lease agreement. The maintenance deposits paid to aircraft lessors are recorded within “Deposits and other assets” when they are susceptible for recovery, to the extent that such amounts are expected to be used to fund future maintenance activities. Deposits that are not probable of being used to fund future maintenance activities are expensed as incurred.

The maintenance deposits refer to payments made by the Company to leasing companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the Consolidated Statement of Financial Position are recoverable. These deposits are used to pay for maintenance performed, and might be reimbursed to the Company after the execution of a quialifying maintenance service or when the leases are completed, according to the contractual conditions. Certain lease agreements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occurs when the amounts used in future maintenance services are lower than the amounts deposited. Any excess amounts expected to be retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense. Payments related to maintenance that the Company does not expect to perform are recognized when paid as additional rental expense. Some of the aircraft lease agreements do not require maintenance deposits.

(s)	Security deposits for aircraft and engines

The Company must pay security deposits for certain aircraft and engine lease agreements. Reimbursable aircraft deposits are stated at cost.

Deposits that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Such assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate.

Deposits for guarantee and collateral for lease agreements

Deposits for guarantee and collateral are represented by amounts deposited with lessors, as required at the inception of the lease agreements. The deposits are typically denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

Provisions are set up for all legal claims related to lawsuits for which it is probable that an outflow of funds will be required to settle the legal claims obligation and a reasonable estimate can be made. The assessment of probability of loss includes assessing the available evidence, the hierarchy of laws, available case law, the most recent court decision and their relevance in the legal system, as well as the assessment of legal counsel.

If the effect of the time value of money is material, provisions are discounted using a current pre–tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company recognizes for restitution costs of the aircraft held under operating leases and accumulates them monthly during the term of the lease contract. Restitution costs are based on the net present value of the estimated average costs of returning the aircraft and are recognized in the Consolidated Statement of Comprehensive Income in “Maintenance and repairs.”

(u)	Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post–employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method.

Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are held by the Social Security Institute and private pension funds are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Under IAS 19 (issued in June 2011 and amended in November 2013), the Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset) at the beginning of the annual period. It takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The net interest on the net defined benefit liability (asset) comprises:

•	Interest income on plan assets.

•	Interest cost on the defined benefit obligation; and

•	Interest on the effect of the asset ceiling

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Additionally the Company offers the following employee benefits:

(i)	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an expense in the Consolidated Statement of Comprehensive Income when they are due.

(ii)	Termination benefits

Termination benefits are recognized as an expense at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

(v)	Share based payments

Since March 2012, the Company has operated a share based payments plan (the “Share Based Plan”) whereby eligible participants receive cash payments if certain market and non–market vesting conditions are met. The Company accounts for the Share Based Plan as a cash–settled share based payment in accordance with the provisions of IFRS 2 “Share–based payments”, whereby the Company accrues a liability at the end of each reporting period based on the estimated fair value of the awards expected to be redeemed, as determined using the Turnbull–Wakeman pricing model.

(w)	Prepaid expenses

(i)	Prepaid commissions

Commissions paid for tickets sold are recorded as prepaid expenses and expensed when the tickets are used.

(ii)	Prepaid rent

Prepaid rent for aircraft corresponds to prepaid contractual amounts that will be applied to future lease payments over a term of less than one year.

(x)	Interest income and interest expense

Interest income comprises interest income on funds invested (including available–for–sale financial assets), changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income and gains on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Interest income is recognized as accrued in the Consolidated Statement of Comprehensive Income, using the effective interest rate method.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Interest expense comprises interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through the Consolidated Statement of Comprehensive Income, and losses on interest rate hedging instruments that are recognized in the Consolidated Statement of Comprehensive Income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the Consolidated Statement of Comprehensive Income using the effective interest method.

(4)	New and amended standards and interpretations

4.1 Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which are effective for the periods beginning on January 1, 2017 or later. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

Although these amendments apply for the first time in 2017, they do not have a material impact on the interim condensed consolidated financial statements of the Group. The nature and the impact of each amendment is described below:

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to disclose changes in liabilities produced by financing activities, including both those derived from cash flows and those that do not imply cash flows. The Group has provided the information corresponding to the current year and to the comparative exercise in the Note 16.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognised Losses

The Group has applied these amendments for the first time in the current year. The amendments clarify that an entity needs to take into account whether tax legislation restricts the types of tax benefits that can be used to offset the reversal of the deductible temporary difference corresponding to unrealized losses

The application of this amendment has had no impact on the group’s consolidated financial statements since the group already assesses the adequacy of the taxable future in a manner consistent with these modifications.

4.2 Standards issued but not yet effective

The group has not applied the following new and revised IFRSs that are not yet effective:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRS 9	Financial Instruments (1)

IFRS 15	Revenue from contracts with Customers (1)

IFRS 16	Leases (2)

Amendments to IFRS 2	Classification and measurement of share based payments (1)

IFRIC 23	Uncertainty over Income Tax Treatments (2)

(1)	Effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.
(2)	Effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. This standard is part of the Annex to Decree 2496 of 2015 , modified by Decree 2131 of 2016, with applicability for periods beginning on January 1, 2018, allowing early application.

IFRS 9 includes three aspects of accounting for financial instruments: classification and measurement, impairment and hedge accounting. Retrospective application is required but the presentation of comparative information is not mandatory, except for hedge accounting, for which the requirements are applied prospectively, with some exceptions.

Avianca Holdings plans to adopt the new standard on the required effective date and will not present comparative information again. During 2017, the Group carried out a detailed impact assessment of the three aspects of IFRS 9. This evaluation is based on the information currently available and may be subject to changes arising from the additional reasonable and supported information that will be made available to the Group. in 2018 when AVH adopts IFRS 9. In general, the Group does not expect a significant impact on its statement of financial position and equity, except for the effect of applying the impairment requirements of IFRS 9. The Group expects a decrease in the Provision for losses that have a positive impact on equity as discussed below.

(a) Classification and measurement

The Group does not expect a significant impact on its balance sheet or equity when applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets that are currently held at fair value.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Loans and commercial accounts receivable are maintained to collect the contractual cash flows and are expected to generate cash flows that represent only capital and interests payments. The Group analyzed the contractual characteristics of the cash flows of these instruments and concluded that they meet the criteria for measuring amortized cost according to IFRS 9. Therefore, reclassification is not required for these instruments.

(b) Impairment

IFRS 9 requires the Group to record the expected credit losses on all its debt securities, loans and trade accounts receivable, either for 12 months or for life. The Group will apply the simplified approach and record the expected lifetime losses on all trade accounts receivable. The Group has determined that, due to the unsecured nature of its loans and accounts receivable, the impact on the application of this standard will not be material.

(c) Hedge accounting

The Group determined that all existing hedging relationships currently designated in effective hedging relationships will continue to qualify for hedge accounting under IFRS 9. The Group has opted not to retrospectively apply IFRS 9 in the transition to hedges where the Group excluded the forward points the coverage designation according to IAS 39. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the application of the hedging requirements of IFRS 9 will not have a significant impact on the financial statements of the group.

IFRS 15 Revenue from contracts with customers

IFRS 15 “Revenue from ordinary activities from contracts with customers”; it is in effect for periods beginning or after January 1, 2018. This norm establishes a new five-step model that will be applied to income from contracts with customers. Under IFRS 15, an entity recognizes income when the obligation is satisfied, that is, when the ‘control’ of the underlying goods or services of the performance obligation has been transferred to the customer. In addition, guidance has been included in IFRS 15 to address specific situations. In addition, the number of disclosures required is increased.

The group recognizes income from the following main sources:

(i) Passengers

(ii) Cargo and others

Management intends to use the full retrospective method for the transition and adoption of IFRS 15.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Group concluded the process of analyzing the impacts of IFRS 15 on all our sources of income. This included reviewing current accounting policies and practices to identify the differences that resulted from the application of the new standard. The majority of our revenues are generated from the sale of air tickets, which will continue to be recognized as the flight service is provided. Our evaluation included an estimate of the impact that the new revenue standard will have on our accounting of revenues for passengers and cargo and others, both with all the sub-revenues that make up these two items in total. Within the income by passengers, the issue of the other income denominated “ancilliaries” was evaluated, which includes those extra charges that can be made to passengers for different concepts (changes of date, changes of destination, name changes), these activities do not involve a transfer of additional goods or services to the client, so they are generally considered administrative tasks that do not create separate performance obligations. Due ancilliaries are not considered a separate performance obligation, they are combined with the existing performance obligation and accounted for as if they were part of the original ticket. Therefore, the original price of the ticket and the amount paid by the ancilliaries are combined and considered a new performance obligation. The evaluation includes (i) the reclassification of some concepts that are currently presented as other income to passenger income and (ii) what will be the impact of the recognition of said ancilliaries at the time the flight is made, and not in the At the moment in which it is requested. We estimate that the impact will not be material and will generate, at the time of adoption, a higher value of the deferred revenue liability for unearned transportation.

In relation to the income originated by the loyalty program, the assessment of the performance obligations identified by each of the parties involved in the redemption of miles and rendering of services derived from the same redemption was considered, concluding that the income for miles is recognized in full until the moment of the redemption of the mile, thus eliminating the effect that was recorded in the initial sale of the mile, related to the added value of the redemption network of Lifemiles as well as the valuation of the liabilities associated with the miles change an estimate taking into account the cost of redemption to the average sale price per mile. To date, the Group does not know the final result of these impacts, which are being evaluated and will be disclosed and incorporated in the Financial Statements for the first quarter of 2018.

Our analysis also included the evaluation of the costs to obtain and to fulfill a contract which we estimate given the current accounting policy on them will not have a significant impact.

IFRS 16 Leases

IFRS 16 replaces the following standards and interpretations: IAS 17 Leases, IFRIC 4 Determination of whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives, SIC-27 Evaluation of the substance of transactions that involve the legal form of a leasing contract

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

This new standard requires the lessee to recognize all leases in a similar way to how financial leases are currently recorded under IAS 17 Leases. The standard includes two exceptions for this recognition: (1) leases of low-value assets (eg personal computers) and (2) short-term contracts (term of less than 12 months). The lessee recognizes from the beginning of the lease, the asset that represents the right of use and the liability for the periodic payments that must be made. On the other hand, interest expense is recorded separately from depreciation.

The recognition requirements for the lessor do not have relevant changes compared to IAS 17.

Some of the impacts that could arise would be indicators of EBIT, debt covenants, debt and financing indicators, as well as the presentation of cash flows, which would be presented as financing and not operation activities.

The application date is for annual periods beginning on or after January 1, 2019 onwards. The Group is analyzing the impact of this standard and plans to adopt it on the required effective date.

IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Group is assessing the potential effect of the amendments on its consolidated financial statements.

IFRIC 22- Transactions in Foreign Currency and Advance Considerations

This Interpretation deals with the way to determine the date of the transaction for the purposes of establishing the exchange rate to be used in the initial recognition of the related asset, expense or income (or the corresponding part thereof), in the derecognition of an non-monetary asset or non-monetary liability that arises from the payment or collection of the anticipated consideration in foreign currency.

The Interpretation will come into force for the periods beginning on January 1, 2018 or later. Group management does not expect any effect on its consolidated financial statements, because the group already accounts for transactions that involve payment or receipt of an advance consideration in a foreign currency in a manner consistent with the modification.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

IFRIC 23- Uncertainty over Income Tax Treatments

The interpretation refers to income tax accounting in cases in which the tax treatment includes uncertainties that affect the application of IAS 12 and does not apply to taxes that are outside the scope of this IAS, nor does it include specific requirements related to it. with interests and penalties associated with uncertain tax treatments. The interpretation establishes the following:

•	When the entity considers uncertain tax treatments separately.

•	The assumptions made by the entity about the examination of tax treatments by the corresponding authorities.

•	The manner in which the entity determines the fiscal profit (or fiscal loss), fiscal bases, unused fiscal losses or credits, and fiscal rates.

•	The manner in which the entity considers changes in events and circumstances

The company must determine if it evaluates each uncertain treatment separately or in groups, using the approach that best predicts the resolution of uncertainties. The group will apply its interpretation from its effective date. No significant impacts are expected in the application of this standard, however, procedures must be implemented to obtain the necessary information to apply this interpretation

(5)	Segment information

The Company reports information by segments as established in IFRS 8 “Operating segments”. For management purposes, the Company has two reportable segments, as follows:

•	Fair transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively, including flights operated by other airlines under code-sharing agreements.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

Starting July 31, 2015, the Board of Directors has monitored the operating results of the Company’s business units separately for the purpose of making decisions about resource allocation and performance assessment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the years ended December 31, 2017 are as follows:

	For the year ended December 31, 2017
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$4,167,658	$274,026	$—	$4,441,684
Inter-segment	112,037	4,366	(116,403)	—

Total revenue	4,279,695	278,392	(116,403)	4,441,684
Cost of loyalty rewards	55,604	126,505	(105,967)	76,142
Operating expenses	3,741,852	30,122	(13,489)	3,758,485
Depreciation and amortization	313,314	12,876	(12,777)	313,413
Interest expense	174,657	8,675	—	183,332
Interest income	(12,978)	(1,550)	—	(14,528)
Derivative instruments	2,536	—	—	2,536
Foreign exchange	20,161	2	—	20,163
Income tax expense	19,457	652	—	20,109

Net (loss) profit for the period	$(34,908)	$101,110	$15,830	$82,032

Total Assets	$6,796,848	$248,919	$(184,371)	$6,861,396

Total Liabilities	$5,082,763	$545,951	$(107,018)	$5,521,696

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by business segment for the years ended December 31, 2016 are as follows:

	For the year ended December 31, 2016
	Air transportation	Loyalty	Eliminations	Consolidated
Revenue (1)
External customers	$3,898,271	$240,067	$—	$4,138,338
Inter-segment	89,071	3,834	(92,905)	—

Total revenue	3,987,342	243,901	(92,905)	4,138,338
Cost of loyalty rewards	53,901	120,589	(78,785)	95,705
Operating expenses	3,509,122	19,617	(14,122)	3,514,617
Depreciation and, amortization	269,534	12,789	(12,777)	269,546
Interest expense	172,381	249	—	172,630
Interest income	(13,960)	906	—	(13,054)
Derivative instruments	(3,321)	—	—	(3,321)
Foreign exchange	23,952	(13)	—	23,939
Income tax expense	32,384	1,706	—	34,090

Net (loss) profit for the period	$(56,651)	$88,058	$12,779	$44,186

Total Assets	$6,328,740	$227,382	$(204,787)	$6,351,335

Total Liabilities	$4,842,190	$203,542	$(114,658)	$4,931,074

(1)	Loyalty revenue for miles redeemed is allocated to passenger revenue and, other loyalty revenue is recorded in other revenue.

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Company’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company’s revenues by geographic area for the years ended December 31, 2017, 2016 and 2015 are as follows:

	For the year ended December 31,
	2017	2016	2015
North America	$565,910	$539,365	$635,452
Central America and the Caribbean	539,682	442,841	592,947
Colombia	1,961,600	1,831,218	1,840,597
South America (ex–Colombia)	933,569	840,934	918,956
Other	440,923	483,980	355,389

Total operating revenue	$4,441,684	$4,138,338	$4,361,341

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

(6)	Financial risk management

The Company has exposure to different risks from its use of financial instruments, namely credit risk, liquidity risk, and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.

(a)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has established mechanisms for developing and monitoring the Company’s risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment in securities. The Company is also exposed to credit risk from its financing activities, including deposits with banks and financial institutions, and foreign exchange transactions.

The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with counterparties with which the Company has signed “International Swaps and Derivatives Association Master Agreements”. Given their high credit ratings, management does not expect any counterparty to fail to meet its contractual obligations.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period is as follows:

	Notes	December 31, 2017	December 31, 2016
Available–for–sale securities		$55	$76
Accounts receivable, net of provision for doubtful accounts	8	480,792	405,916
Cash and cash equivalents	7	508,982	375,753
Current restricted cash	7	5,465	5,371
Fair value of derivative instruments–assets	12	23,539	26,337

Total		$1,018,833	$813,453

(c)	Receivables, net

The Company’s exposure to credit risk is influenced by the individual characteristics of each customer. The demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Additionally, the Company is not exposed to significant concentrations of credit risk since most accounts receivable arise from sales of airline tickets to individuals through travel agencies in various countries, including virtual agencies and other airlines. These receivables are short term in nature and are generally settled shortly after the sales are made through major credit card companies.

Cargo–related receivables present a higher credit risk than passenger sales given the nature of processing payment for these sales. The Company is continuing its implementation of measures to reduce this credit risk for example by reducing the payment terms and affiliating cargo agencies to the IATA Cargo Account Settlement Systems (“CASS”). CASS is designed to simplify the billing and settling of accounts between airlines and freight forwarders. It operates through an advanced global web–enabled e–billing solution.

There are no significant concentrations of credit risk at the Consolidated Statement of Financial Position date. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following are the contractual maturities of non–derivative financial liabilities, including estimated interest payments. Amounts under the “Years” columns represent the contractual undiscounted cash flows of each liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2017

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$79,263	$80,459	$80,459	$—	$—	$—	$—
Long–term Debt	3,063,801	3,568,473	586,446	485,333	498,336	460,022	1,538,336
Bonds	609,049	732,149	81,062	78,140	572,947	—	—

Total debt	3,752,113	4,381,081	747,967	563,473	1,071,283	460,022	1,538,336
Accounts payable	532,048	532,048	526,964	—	—	—	5,084

Contractual maturities	$4,284,161	$4,913,129	$1,274,931	$563,473	$1,071,283	$460,022	$1,543,420

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2016

	Years
	Carrying amount	Contractual cash flows	One	Two	Three	Four	Five and thereafter
Short–term borrowings	$62,302	$63,244	$63,244	$—	$—	$—	$—
Long–term Debt	2,574,306	2,965,631	402,083	429,941	394,075	370,139	1,369,393
Bonds	637,627	818,950	86,188	81,579	78,132	573,051	—
Total debt	3,274,235	3,847,825	551,515	511,520	472,207	943,190	1,369,393
Accounts payable	495,840	495,840	493,106	2,734	—	—	—
Contractual maturities	$3,770,075	$4,343,665	$1,044,621	$514,254	$472,207	$943,190	$1,369,393

Sensitivity analysis

As of December 31, 2017 and 2016 an average increase of 1% in interest rates on long–term debt would be expected to decrease the Company’s income by $8.825 and $6,901 respectively.

Interest rates for interest–bearing financial obligations are as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2017
	Weighted average interest rate	Total
Short–term borrowings	3.96%	$79,263
Long–term debt and financial leases	4.14%	3,063,801
Bonds – Colombia	10.58%	59,808
Bonds – Luxembourg	7.95%	549,241

Total		$3,752,113

	December 31, 2016
	Weighted average interest rate	Total
Short–term borrowings	4.20%	$62,302
Long–term debt and financial leases	3.41%	2,574,306
Bonds – Colombia	12.96%	88,770
Bonds – Luxembourg	7.95%	548,857

Total		$3,274,235

(e)	Market risk

Market risk is the risk that changes in market prices, such as foreign currency rates, interest rates and equity prices will affect the Company’s income or value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company enters into derivative contracts, and also incurs financial liabilities, in order to manage market risk. The market risk associated with commodity–price and interest–rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

(f)	Commodity risk

The Company maintains a commodity–price–risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity–price volatility. The operations of the Company require a significant volume of jet fuel purchases. Price fluctuations of oil, which are directly related with price fluctuations of jet fuel, cause market values of jet fuel to differ from its cost and cause the actual purchase price of jet fuel to differ from the anticipated price.

All such transactions are carried out within the guidelines set by the Risk Management Committee.

The Company enters into derivative financial instruments using heating oil and jet fuel to reduce the exposure to jet fuel price risks. Such financial instruments are deemed to be highly effective hedge because changes in their fair value are closely correlated with variations in jet fuel prices. The Company determines fair value of the contracts based on the notional future curves as observed in the market; gain or loss of hedge instruments are recognized directly in net equity, through other comprehensive income (OCI), based on Hedge Accounting procedures.

Sensitivity analysis

A change in 1% in jet fuel prices would have increased/decreased profit or loss for the year by $9,235 (2016: $7,851). This calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in jet fuel price and underlying hedging contracts. The analysis is performed on the same basis for 2016.

(g)	Foreign currency risk

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency, and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the years ended December 31, 2017 and 2016, the Company recognized a net loss from currency exchanges of $(20,163) and $(23,939), respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company has liabilities denominated in Colombian Pesos, such as its pension plans and bonds issuance. For the years ended December 31, 2017 and 2016, the Company recognized a net loss of $1,644 and $4,780 respectively, primarily as a result of the appreciation of the Colombian Peso against the US Dollar of 0.6% and 4.7% resepectively.

The summary quantitative data about the Company’s exposure to currency risk as reported to the management of the Company based on its risk management policy was as follows:

	December 31, 2017
	USD	Colombian Pesos	Euros	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Others	Total
Cash and cash equivalents	$342,524	$70,957	$20,914	$11	$6,874	$19,468	$48,234	$508,982
Available-for-sale securities	—	—	—	55	—	—	—	55
Accounts receivable, net of provision for doubtful accounts	71,640	133,319	50,983	102	8,282	21,749	194,717	480,792
Secured debt and bonds	(2,931,194)	(61,784)	(127,416)	—	—	—	—	(3,120,394)
Unsecured debt	(628,767)	(2,952)	—	—	—	—	—	(631,719)
Accounts payable	(286,401)	(144,146)	(10,239)	(119)	(7,184)	(11,943)	(72,016)	(532,048)

Net financial position exposure	$(3,432,198)	$(4,606)	$(65,758)	$49	$7,972	$29,274	170,935	$(3,294,332)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(46)	$(658)	$—	$80	293

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	December 31, 2016
	USD	Colombian Pesos	Venezuelan Bolivares	Argentinean Pesos	Brazilian Reals	Other	Total
Cash and cash equivalents	$313,380	$18,220	$1,463	$9,813	$7,364	$25,513	$375,753
Available-for-sale securities	—	—	76	—	—	—	76
Accounts receivable, net of provision for doubtful accounts	123,562	79,951	515	10,162	35,093	156,633	405,916
Secured debt and bonds	(2,437,710)	(88,769)	—	—	—	(126,564)	(2,653,043)
Unsecured debt	(616,571)	(4,621)	—	—	—	—	(621,192)
Accounts payable	(248,712)	(164,497)	(1,756)	(10,897)	(14,337)	(55,641)	(495,840)

Net financial position exposure	$(2,866,051)	$(159,716)	$298	$9,078	$28,120	$(59)	$(2,988,330)

Sensitivity analysis
Change of 1% in exchange rate
Effect on profit of the year		$(1,597)	$3	$91	$281

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps.

Sensitivity analysis

The calculation assumes that the change occurred at the reporting date and had been applied to risk exposures existing at that date. This analysis assumes that all other variables remain constant and considers the effect of changes in the exchange rate, which is the rate that could materially affect the Company’s Consolidated Statement of Comprehensive Income.

(h)	Interest rate risk

The Company incurs interest rate risk mainly on financial obligations with banks and aircraft lessors. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps.

The Company assesses interest rate risk by monitoring and identifying changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company’s outstanding or forecasted debt obligations.

At the reporting date the interest rate profile of the Company’s interest–bearing financial instruments is:

Carrying amount – asset/(liability)	December 31, 2017	December 31, 2016
Fixed rate instruments
Financial assets	$340,877	$261,603
Financial liabilities	(3,003,336)	(2,920,301)
Interest rate swaps	2,990	269

Total	$(2,659,469)	$(2,658,429)

Floating rate instruments
Financial assets	$51,042	$46,433
Financial liabilities	(748,777)	(353,934)

Total	$(697,735)	$(307,501)

The interest rate risk is originated mainly from long term aircraft lease payments. These long term loan payments at floating interest rates expose the Company to cash flow risk. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

At December 31, 2017, the interest rates vary from 0.44% to 12.15% (December 31, 2016: 0.44% to 12.96% ) and the main floating rate instruments are linked to LIBOR plus a spread according to the terms of each contract.

(i)	Capital management

The Company’s capital management policy is to maintain a sound capital base in order to safeguard the Company’s ability to continue as a going concern, and in doing so, face its current and long–term obligations, provide returns for its shareholders, and maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt–to–capital ratio. Debt is calculated as net debt, which consists of total borrowings (including current and non–current borrowings as shown in the Consolidated Statement of Financial Position) less cash, cash equivalents and restricted cash. Total capital is calculated as the sum of total equity attributable to the Company as shown in the Consolidated Statement of Financial Position plus total net debt.

Following is a summary of the debt–to/capital ratio of the Company:

	December 31, 2017	December 31, 2016
Debt	$3,752,113	$3,274,235
Less: cash and cash equivalents and restricted cash	(514,447)	(381,124)

Total net debt	3,237,666	2,893,111
Total equity attributable to the Company	1,415,650	1,400,509

Total Capital	$4,653,316	$4,293,620

Net debt–to–capital ratio	68%	67%

There were no changes in the Company’s approach to capital management during the year.

(7)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Cash on hand and bank deposits	$490,657	$365,610
Demand and term deposits (1)	18,325	10,143

Cash and cash equivalents	508,982	375,753
Restricted cash (2)	5,465	5,371

Cash and cash equivalents and restricted cash	$514,447	$381,124

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	As of December 31, 2017 and 2016, within the cash equivalents, there are demand and term deposits that amounted to $ 18,325 and $ 10,143, respectively. The use of term deposits depends on the cash requirements of the Company. As of December 31, 2017, term deposits accrue annual interest rates between 3.77% and 5.52% in Colombian pesos and between 2.10% and 6.50% in dollars. As of December 31, 2016, term deposits accrue annual interest rates between 6.66% and 11.97% in dollars and between 0.20% and 6.50% in Colombian pesos.
(2)	As of December 31, 2017, the restricted cash includes resources in administration in an autonomous equity, which have a specific destination in relation to the object for which they were constituted, they consist among others in the payment of capital and interests to the bondholders.

(8)	Accounts receivables, net of provision for doubtful accounts

Receivables as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Trade	$190,501	$206,229
Indirect tax credits (1)	250,663	184,114
Manufacturer credits	16,426	13,216
Employee advances (2)	6,213	5,138
Other	30,169	10,475

	$493,972	$419,172
Less provision for doubtful accounts	(13,180)	(13,256)

Total	$480,792	$405,916

Net current	340,376	313,868
Net non–current	140,416	92,048

Total	$480,792	$405,916

(1)	Corresponds mainly to: tax credit of income tax, VAT, withholding tax credits and advances of ICA, advances and prepayments income of CREE and advance payments of departure rates.
(2)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.
(3)	The increase is mainly due to the recording of the account receivable from the National Tax and Customs Administration, as a result of the financial interests not received for a payment in excess of the equity tax. In addition, a Rolls Royce bill was generated as compensation for claiming damages related to operational interruptions.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes during the year in the allowance for doubtful accounts are as follows:

	December 31, 2017	December 31, 2016
Balance at beginning of year	$13,256	$13,314
Bad debt expense	4,363	2,966
Write–off against the allowance	(4,439)	(3,024)

Balance at end of year	$13,180	$13,256

The aging of accounts receivables at the end of the reporting period that were not impaired is as follows:

	December 31, 2017	December 31, 2016
Neither past due nor impaired	$200,143	$184,007
Past due 1–30 days	43,789	27,265
Past due 31–90 days	27,629	30,066
Past due 91 days	222,411	177,834

Total	$493,972	$419,172
Provision for doubtful accounts	(13,180)	(13,256)

Net accounts receivable	$480,792	$405,916

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(9)	Balances and transactions with related parties

The following is a summary of related party transactions for the years ended December 31, 2017 and 2016:

Company	Country	December 31, 2017				December 31, 2016
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$13,853	$—	$860	$—	$12,993	$—	$796	$—
OceanAir Linhas Aéreas, S.A.	Brazil	1,725	4,264	28,906	33,888	3,395	2,623	22,164	19,656
Aerovias Beta Corp.	Panama	977	—	—	—	977	—	—	—
Aeromantenimiento, S.A.	El Salvador	17	—	—	6,22	56	2,561	13	9,196
Transportadora del Meta S.A.S.	Colombia	—	222	18	3,444	17	1,039	2	5,040
Empresariales S.A.S.	Colombia	—	467	3	10,107	9	1,104	4	10,036
Global Operadora Hotelera S.A.S	Colombia	8	636	9	5,340	—	—	—	—
Synergy Aerospace Corp.	Panamá	512	1262	—	4,201	—	—	—	—
Corp. Hotelera Internac S.A.	El Salvador	—	83	—	432	—	—	—	—
Other		112	253	23	846	1,836	1,745	917	3,484

Subtotal		$17,204	$7,187	$29,819	$58,880	$19,283	$9,072	$23,896	$47,412

		Receivables	Payables			Receivables	Payables
Short–term		$17,204	$7,187			$19,283	$9,072

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The receivables balance with SP SYN Participações S.A. as of December 31, 2017 amounted to $13,853, consisting of $12.854 of principal and $999 of accrued interests. The debt bears an interest equal to 90 days LIBOR plus 550 basis points.

The Company has not recognized any expense or provision for doubtful accounts since it is expected that the balances will be recovered completely.

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services

Aeromantenimiento S.A.	Aircraft maintenance company that provides aircraft overhaul services to the Company.

Aerovías Beta Corp.	Accounts receivable correspond to amounts due to Latin Airways Corp. as a result of the spin-off of Aerovías Beta Corp., which led to the creation of Latin Airways Corp.

Corporación Hotelera Internacional S.A.	Accommodation services for crews and employees of the Company.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A.	The Company provides to and receives from OceanAir logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir (see Note 32). On November 4, 2014, Tampa Cargo S.A.S., entered into a Block Space Agreement with OceanAir Linhas Aéreas, S.A., acquiring priority rights and a minimum guaranteed cargo capacity on certain flights of the carrier.

SP SYN Participações S.A.	Avianca, S.A. (“Avianca”) and SP SYN Participações S.A. (“SP SYN”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby SP SYN would be the new debtor.

Synergy Aerospace Corp.	The balances of accounts receivable correspond to reserves on aircraft engines and maintenance contracts. The balances payable originate in payments executed by Synergy Aerospace Corp. on behalf of Latin Airways Corp.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Related party	Nature of Services
Transportadora del Meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

Key management personnel compensation expense

Key management personnel compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the years ended December 31, 2017 and 2016 amounted to $22,074 and $26,132, respectively.

(10)	Expendable spare parts and supplies, net of provision for obsolescence

Expendable spare parts and supplies as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Expendable spare parts	$86,705	$74,869
Supplies	10,543	7,493

Total	$97,248	$82,362

For the years ended December 31, 2017 and 2016 expendable spare parts and supplies in the amount of $60,027 and $59,579, respectively, were recognized as maintenance expense. The net balance in the provision for obsolescence is $ 18,631 and $ 24,007 for the years 2017 and 2016 respectively.

(11)	Prepaid expenses

These primarily relate to advance commission payments to travel agencies for future services, prepayments for aircraft rentals and prepaid insurance. As of December 31, 2017 and 2016 prepaid balances are as follows:

	December 31, 2017	December 31, 2016
Prepaid commissions (1)	$33,170	$16,351
Advance payments on operating aircraft leases	9,507	10,313
Premiums for insurance policies	12,142	11,149
Other (2)	44,938	21,912

Total	$99,757	$59,725

(1)	Increase for boarding denied due to the pilots’ strike, customer service and baggage services, most are delivered in Bogotá, Cali, Medellín, and Cúcuta.
(2)	Advance payment made to IATA for service charges made by airlines. This is mainly the case with Airlines that belong to Star Alliance for the accumulation of miles, use of VIP lounges and Reservation Systems, Travelport Global Distribution System B.V., Services of Bolivian Airports, S.A., United Airlines Inc.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(12)	Deposits and other assets

Deposits and other assets as of December 31, 2017 and 2016 are as follows:

	Notes	December 31, 2017	December 31, 2016
Short term:
Deposits with lessors (1)		$111,229	$121,173
Short term investments (2)		59,332	16,598
Guarantee deposits (3)		2,003	1,931
Others (4)		8,871	1,547

Sub–Total		181,435	141,249
Fair value of derivative instruments	26	20,549	18,875

Total		$201,984	$160,124

Long term:
Deposits with lessors (1)		$63,962	$84,067
Long term investments – restricted (2)		9,159	36,355
Guarantee deposits (3)		16,531	6,824
Others (4)		23,703	39,325

Sub–Total		113,355	166,571
Fair value of derivative instruments	26	2,990	7,462

Total		$116,345	$174,033

(1)	Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event. During the 12 months ended December 31, 2017 the Company has paid lessors $(17,025) (December 31, 2016: $17,695) in maintenance deposits, net of reimbursements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(2)	Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Company´s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds constituted by the Trusts held by the Group.
(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.
(4)	It mainly corresponds to guarantee deposits pending return with Airbus for delivery of aircraft and funds to guarantee 15% of the outstanding amount of the debt with the bondholders.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(13)	Property and equipment, net

Flight equipment, property and other equipment as of December 31, 2017 and 2016 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2016	$4,450,572	$383,434	$203,545	$215,097	$158,777	$274,872	$5,686,297
Additions	333,202	171,607	17,271	119,049	2,099	33,828	677,056
Disposals/Transfers	25,111	578	(1,749)	(174,843)	(33,676)	(14,394)	(198,973)
Revaluation	—	—	—	—	31,017	—	31,017

December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397

Accumulated depreciation:
December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368
Additions	177,262	81,616	6,642	—	2,229	25,351	293,100
Disposals/Transfers	(5,903)	(1,432)	(1,571)	—	(1,081)	(5,100)	(15,087)

December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381

Net:
December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2015	$4,338,823	$386,043	$162,413	$279,682	$80,740	$300,198	$5,547,899
Additions	187,311	122,583	12,411	78,523	950	47,152	448,930
Disposals/Transfers	(75,562)	(125,192)	28,721	(143,108)	68,116	(72,478)	(319,503)
Revaluation	—	—	—	—	8,971	—	8,971

December 31, 2016	$4,450,572	$383,434	$203,545	$215,097	$158,777	$274,872	$5,686,297

Accumulated depreciation:
December 31, 2015	$578,262	$240,765	$25,686	$—	$10,669	$93,171	$948,553
Additions	142,059	67,636	9,631	—	1,938	25,995	247,259
Disposals/Transfers	(66,906)	(117,805)	27,172	—	(3,201)	1,296	(159,444)

December 31, 2016	$653,415	$190,596	$62,489	$—	$9,406	$120,462	$1,036,368

Net:
December 31, 2015	$3,760,561	$145,278	$136,727	$279,682	$70,071	$207,027	$4,599,346

December 31, 2016	$3,797,157	$192,838	$141,056	$215,097	$149,371	$154,410	$4,649,929

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During the year ended December 31, 2017, the Company acquired ten aircraft A-318 and one aircraft A-320, which were previously operating leases. Additionally, one aircraft B787-8, one aircraft A-300F and two aircraft A-320NEO under financial leasing. In addition, the Company made pre-delivery payments (“PDPs”) and purchased rotatable spare parts. Of the 55 aircraft under operating lease, one Boeing 767 and two A-330 aircraft are under Wet Lease.

During the twelve months ended December 31, 2016, the Company made pre-delivery payments (“PDPS”) and purchased rotatable spare parts.

As of December 31, 2017 and 2016, the net carrying amount of leased property and equipment under financial leases was $3,038,592 and $3,113,189 respectively, which have been pledged to secure long–term debt.

As of December 31, 2017 and 2016, the Company capitalized borrowing costs amounting to $10,443 at an average interest rate of 7.30% and $20,840 at an average interest rate of 8.81%, respectively.

The Avianca’s MRO Hangar, in the Jose Maria Cordova International Airport of the municipality of Rionegro, which began operations in August 2016, ended with a total cost of $ 43,443, which consists of hangars and specialized workshops for the repair of aircraft components, as well as infrastructure for taxiing aircraft, spare parts warehouses and training classrooms.

As of December 31, 2017, a total amount of $9,539 corresponds to the purchase of an Airbus A320 SN 2605 flight simulator installed in the CEO. The cost includes installation, tariffs and taxes. The same is used for training of personnel incorporated with the operation

As of December 31, 2017 a total amount of $561 has been recognized as property and equipment in the course of construction, which corresponds to the Hangar project for online maintenance at El Dorado Airport in Bogotá, with an estimated cost of $24,807 with end date of April 30, 2018. The cost includes studies, architectural designs, technical designs, building construction and the Hangar platform, as well as the transfer of equipment from the current facilities to the new one.

As of December 31, 2017, the Operational Excellence Center—CEO building was acquired on July 26, 2017 by Avianca S.A., through assignment of rights to Tampa Cargo S.A.S. for a cost of $ 35,156, asset that was sold on August 10, 2017 to the company Patrimonios Autónomos Fiduciaria—Corficolombiana for a value of $ 46,494. The sale value of this property was $ 4,845.

During the years ended December 31, 2017 and 2016, the Company recognized a net gain of $ 2,928 and $ 4,275, respectively, related to sale and leaseback transactions, which are recognized in the Consolidated Statement of Comprehensive Income. All sale and leaseback transactions resulted in operating leases.

In 2017, engine maintenance was carried out and capitalized for $143,786; Likewise, an accelerated depreciation expense of $21,448 corresponding to previous maintenance costs was recognized.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

In the area of administrative properties, there are land and buildings valued at $ 15,229 (net), which are located in Venezuela, on which it has not been technically possible to make appraisals taking into account the instability of the market in that country. These assets are measured under the cost model.

Administrative property

The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings. Land and buildings were revaluated at December 31, 2017 and 2016.

In order to establish the fair value of real estate as of December 31, 2017, the revaluation of land of $ 11,495 and buildings of $ 19,522 originated from the figures determined in the technical studies (valuation) was recognized as a result a final balance of Land is recorded for $ 61,339 and $ 96,878 for buildings.

If land and buildings were measured using the cost model, the carrying amounts would be as follows:

	December 31, 2017	December 31, 2016
Cost	$128,791	$107,854
Accumulated depreciation	(11,230)	(6,150)

Net carrying amount	$117,561	$101,704

(14)	Intangible assets

Intangible assets as of December 31, 2017 and 2016 are follows:

	December 31, 2017	December 31, 2016
Routes	$36,503	$38,707
Trademarks	3,938	3,938
Software and webpages	70,927	61,804
Other intangible rights	3,937	435

Subtotal	115,305	104,884
Goodwill	311,274	308,034

Total Intangible Assets	$426,579	$412,918

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of December 31, 2017 and 2016:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others	Total
Cost:
December 31, 2015	$311.181	$52.481	$3.938	$99.034	$5.025	$471.659

Other Acquisitions – Internally developed	—	—	—	21.660	—	21.660
Disposals	—	—	—	—	(221)	(221)

December 31, 2016	$311.181	$52.481	$3.938	$120.694	$4.804	$493.098

Other Acquisitions – Internally developed	3.240	—	—	26.818	3.916	33.974

December 31, 2017	$314.421	$52.481	$3.938	$147.512	$8.720	$527.072

Accumulated Amortization and Impairment Losses:
December 31, 2015	(3.147)	(11.570)	—	(39.554)	(3.622)	(57.893)

Amortization for the year	—	(2.204)	—	(19.336)	(747)	(22.287)

December 31, 2016	$(3.147)	$(13.774)	$—	$(58.890)	$(4.369)	$(80.180)

Amortization for the year	—	(2.204)	—	(17.695)	(414)	(20.313)

December 31, 2017	$(3.147)	$(15.978)	$—	$(76.585)	$(4.783)	$(100.493)

Carrying Amounts:
December 31, 2015	$308.034	$40.911	$3.938	$59.480	$1.403	$413.766

December 31, 2016	$308.034	$38.707	$3.938	$61.804	$435	$412.918

December 31, 2017	$311.274	$36.503	$3.938	$70.927	$3.937	$426.579

14.1 Acquisitions during the period

SAI S.A.S
Consideration Transfered	$5.044
Plus: Non-Controlling Interests	504
Less: Fair Value of identificable net assets acquired	2.308

Goodwill arising on acquisition	$3.240

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Servicios Aeroportuarios Integrados SAI S.A.S is a company dedicated to ground handling services for aircraft and passengers. Goodwill originated from the acquisition of SAI S.A.S., because the cost of the combination includes a control premium. The consideration paid for the combination effectively includes amounts in relation to the expected benefit of the synergies, revenue growth, future market development and integration of the workforce; these benefits are not recognized separately from goodwill because they do not meet the recognition criteria of identifiable intangible assets.

It is not expected that the goodwill generated from this acquisition will be deductible for tax purposes.

14.2 Goodwill and intangible assets with indefinite useful life

In order to verify the impairment of goodwill acquired through business combinations and other intangibles with indefinite useful life, these have been assigned to the following Cash Generating Units (CGU):

•	Aerolíneas Galápagos Aerogal, S.A. (“Aerogal”)

•	Grupo Taca Holdings Limited

•	Tampa Cargo S.A.S.

The carrying amount of goodwill and intangibles allocated to each of the CGUs:

	Aerogal		Grupo Taca Holdings Limited		Tampa Cargo S.A.S.
	2017	2016	2017	2016	2017	2016
Goodwill	$32,979	$32,979	$234,779	$234,779	$40,276	$40,276
Routes	—	15,244	—	—	23,463	23,463
Trademarks	—	—	—	—	3,938	3,938

The Company performed its annual impairment test in December 2017 and 2016. The Company considers the relationship between the value in use of the CGU and its book value, among other factors, when reviewing for indicators of impairment on the goodwill or any of its intangible assets. As of December 31, 2017 and 2016, the Company did not identify potential impairment of goodwill or intangible assets.

(1)	In 2014, following the acquisition of the voting rights and economic rights of Aerounion and consolidation of cargo operations, the Company reassessed its CGU structure. As a result, the Tampa and Aerounion CGUs that were previously evaluated separately were merged into a single CGU.

Aerogal CGU

The recoverable amount of Aerogal CGU, $231,008 as of December 31, 2017, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 14.84% and cash flows beyond the five–year period are extrapolated using a 2.10% growth rate that is the same as the long–term average growth rate for Ecuador, where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Grupo Taca Holdings Limited CGU

The recoverable amount of Grupo Taca Holdings Limited CGU, $1,886,880 as of December 31, 2017, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 14.61% and cash flows beyond the five–year period are extrapolated using a 2.70% growth rate that is the same as the long–term average growth rate for Latin America. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Tampa Cargo S.A.S. CGU

The recoverable amount of Tampa Cargo S.A.S. CGU, $772,027 as of December 31, 2017, has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five–year period. The projected cash flows have been updated to reflect the estimated demand for services and costs to operate. The pre–tax discount rate applied to cash flow projections is 10.36% and cash flows beyond the five–year period are extrapolated using a 3.20% growth rate that is the same as the long–term average growth rate for Colombia, where the Company has its base of operation. It was concluded that no impairment charge is necessary as the value in use exceeds book value.

Assumptions

The calculation of value in use for the CGUs is most sensitive to the following assumptions:

•	Jet fuel price per gallon

•	Discount rates

•	Revenue growth

•	CAPEX expenditure

•	Growth rates used to extrapolate cash flows beyond the forecast period

•	Working capital

Jet fuel price per gallon – Estimates are obtained from published data relating to the specific commodity. Forecast figures are used if data is publicly available, otherwise past actual price movements are used as an indicator of future price movements.

Discount rates – Discount rates represent the current market assessment of the risks of the holding Company of each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The beta factors are evaluated annually based on publicly available market data.

Revenue growth – Management evaluates its estimates on passenger growth or cargo growth. Management expects the Company to have a stable growth over the forecast period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

CAPEX expenditure – Management estimates investment in CAPEX including aircraft, maintenance, and sale of assets, among others to estimate debt free cash flows.

Growth rate estimates – Rates are based on published forecasts for the regions or countries where the CGUs operate.

Working capital – Management evaluates the working capital needs of each CGU in accordance with its needs for investments to continue operations.

(15)	Earnings per Share

The calculation of basic (loss) earnings per share at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
Net profit (loss) attributable to Avianca Holdings S.A.	$48,237	$44,186

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187
Earnings per share
Common stock	$0,05	$0.04
Preferred stock	$0,05	$0.04

There are no dilutive shares as the Company has no convertible preferred shares, convertible debentures.

(16)	Long–term debt

Loans and borrowings, measured at amortized cost, as of December 31, 2017 and 2016 are summarized as follows:

	Notes	December 31, 2017	December 31, 2016
Current:
Short–term borrowings and current portion of long–term debt		$542,614	$377,149
Bonds		29,458	29,590

	29	$572,072	$406,739

Non–current:
Long–term debt		$2,600,450	$2,259,459
Bonds		579,591	608,037

	29	$3,180,041	$2,867,496

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Terms and conditions of the Company’s outstanding obligations for years ended December 31, 2017 and 2016 are as follows:

		December 31, 2017
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2018	3.96%	$85,387	$79,263
Long–term debt	2029	4.14%	4,699,338	3,063,801
Bonds–Colombia	2019	10.58%	89,266	59,808
Bonds– Luxembourg	2020	8.38%	550,000	549,241

Total			$5,423,991	$3,752,113

		December 31, 2016
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2017	4.20%	$64,060	$62,302
Long–term debt	2028	3.41%	3,938,372	2,574,306
Bonds–Colombia	2019	12.96%	88,769	88,770
Bonds– Luxembourg	2020	7.95%	550,000	548,857

Total			$4,641,201	$3,274,235

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts are denominated in Euros.

The outstanding long term debt balance of the Company as of December 31, 2017 and 2016 were $2,288,605 and $2,218,509, respectively. These outstanding balances of long-term debt include borrowings from various financial institutions to finance aircraft acquisitions. Most of these are loans guaranteed by Export Credit Agencies. Additionally, the Company had an outstanding balance of short-term borrowings and long-term debt with various financial institutions for working capital purposes amounting to $854,459 and $482,432, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

During 2017, the Company obtained $ 338,448 in loans to finance the purchase of ten A318 aircraft, one B787, one A320, two A320neo, and refinance one A319 and two A320. The Company also obtained $ 512,705 for general purposes of working capital, within these loans stands out the acquired by the subsidiary LifeMiles Ltd, worth $ 300,000 at a rate LIBOR + 5.5%, for a term of 5 years, this loan is guaranteed with all tangible and intangible assets, except for some exclusions of LifeMiles Ltd and its subsidiaries, likewise this debt has financial commitments. In addition to this, the Company made a transaction of US $ 150,000 (less transaction costs) in connection with the transfer of future cash flows from certain sales of credit card tickets in the United States (related only to sales of travel agencies). ), which were sold by Avianca to USAVFlow for a period of five years.

During 2016, the Company obtained $154,049 through a private placement vehicle issuing guaranteed notes and loans in order to finance the purchase of one B787 and two A319 aircraft, financed two CESSNA aircraft totalling $3,649 and issued in Euro a USD equivalent of $57,308 to refinance five ATR-72 aircraft trought an ECA guaranteed bond take out loan. The Company also obtained $19,527 for general working capital purposes.

On May 10, 2013, the Company issued $300,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under theU.S. Securities Act of 1933, as amended. The senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013

On Apr 8, 2014, the Company completed a second issuance of $250,000 of Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi–annually in arrears on May 10 and November 10, beginning on May 10, 2014. The placement price for the second issuance was 104.50%.

As of December 31, 2017 and 2016 the subsidiaries Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co–issuers on $550,000 in aggregate principal amount.

The Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans american Airlines S.A. Avianca Leasing LLC’s obligations as a co–issuer of the Notes will be unconditionally guaranteed by our subsidiary Aerovías del Continente Americano S.A.–Avianca, in an amount equal to $366,667. The Notes and guarantees are senior unsecured obligations of the co–issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Senior Notes or the guarantees.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The Company, Avianca Leasing, LLC and Grupo Taca Holdings, Limited as co–issuers, listed the Senior Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF market of the Luxembourg Stock Exchange. As of December 31, 2017 and 2016, the Senior Notes outstanding and the corresponding balances are as follows:

Issuing entities			Balance as of December 31,
	Original currency	Total placed in original currency	2017	2016
Avianca Holdings S.A., Avianca Leasing, LLC and Grupo Taca Holdings Limited	USD	550,000	$549,241	$548,857

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Líneas Aéreas Costarricenses, S.A., Trans American Airlines S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $375 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2017 and 2016, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of December 31,
			2017		2016
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series A	75,000	—	$—	—	$—
Avianca	Series B	158,630	—	—	—	—
Avianca	Series C	266,370	178,468	59,808	266,370	88,770

Total				$59,808		$88,770

(1)	Presentation of original currency in millions of Colombian pesos

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2017 and 2016, the Company had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $115,742, and $84,422, respectively. As of December 31, 2017 and 2016, there were $14,123, and $22,840 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Company may withdraw funds if it has working capital requirements.

Future payments on long–term debt for the years ended December 31, 2017 and 2016 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2017	$463,351	$381,288	$412,839	$392,810	$1,413,513	$3,063,801

December 31, 2016	$314,848	$354,709	$331,633	$319,895	$1,253,221	$2,574,306

Future payments on bonds for the years ended December 31, 2016 and 2015 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
December 31, 2017	$29,458	$29,676	$549,915	$—	$—	$609,049

December 31, 2016	$29,590	$28,815	$29,202	$550,020	$—	$637,627

During 2017 and 2016, the Company did not comply with certain debt covenants. However these breaches did not accelerate the due date for the repayment of the debt. As of December 31, 2017. The most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as follows:

Avianca Holdings S.A. and Subsidiaries

The consolidated financial statements of Avianca Holdings and Subsidiaries must comply with the following financial covenants:

(1)	EBITDAR Coverage Ratio: Should be not less than 1.50 to 1.00 and 1.70 to 1.00 for other obligations at the end of December 31, 2017.

(2)	Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of each reporting period.

(3)	Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $350 million at all times and $50 million for other obligations at all times.

Relevant Testing Date means the date on which the Avianca Holdings S.A. and Subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	1 January 2017	Payments	Foreign exchange movement	New adquisitions	New Leases	Other	31 December 2017
Current interest-bearing loans and borrowings (excluding itmes listed below)	$62,179	$(22,408)	$—	$39,492	$—	$—	$79,263
Current portion of long-term credits (excluding items listed below)	314,970	(57,197)	4	207,562	—	(1,988)	463,351
Bonds	29,590	—	—	—	—	(132)	29,485
Non-current obligations under financial lease agreements and purchase agreements	2,259,459	(284,581)	13,174	118,304	340,568	4,990	2,451,914
Other financial liabilities	—	—	—	148,536	—	—	148,536
Bonds	608,037	(28,910)	464	—	—	—	579,591
Dividends	—	(155,674)	—	—	—	155,674	—

Total liabilities from financig activities	$3,274,235	$(548,770)	$13,642	$513,894	$340,568	$158,544	$3,752,113

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

	1 January 2016	Payments	Foreign exchange movement	New adquisitions	New Leases	Other	31 December 2016
Current interest-bearing loans and borrowings (excluding itmes listed below)	$89,367	$(62,374)	$152	$35,034	$—	$—	$62,179
Current portion of long-term credits (excluding items listed below)	298,461	(37,315)	—	—	53,702	122	314,970
Bonds	25,056	—	4,534	—	—	—	29,590
Non-current obligations under financial lease agreements and purchase agreements	2,426,929	(268,637)	(5,924)	—	105,933	1,158	2,259,459
Bonds	633,180	(26,613)	1,470	—	—	—	608,037
Dividends	—	(31,823)	—	—	—	31,823	—

Total liabilities from financig activities	$3,472,993	$(426,762)	$232	$35,034	$159,635	$33,103	$3,274,235

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(17)	Accounts payable

Accounts payable as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Trade accounts payable	$168,795	$319,858
Non–income taxes collected in advance	261,783	104,165
Payroll taxes (1)	58,235	53,210
Other payables (2)	38,151	15,873

Current	$526,964	$493,106

Trade accounts payable	$2,970	$8
Payroll taxes (1)	2,114	2,726

Non–current	$5,084	$2,734

(1)	Represent payroll taxes and contributions based on salaries and compensation paid to employees of the Company in the various jurisdictions in which it operates.
(2)	Other accounts payable include mainly provisions for travel expenses, provisions for fees and accrued interest.

(18)	Accrued expenses

Accrued expenses as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Operating expenses	$112,844	$84,981
Vacation and other employee accruals	36,144	20,625
Other accrued expenses (1)	37,669	33,191

Total	$186,657	$138,797

(1)	Other accrued expenses include deferred leasing income, interest payable, provision severance payment and deferred interest income.

(19)	Provisions for return conditions

For certain operating leases, the Company is contractually obligated to return the aircraft in a predefined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Provisions for return conditions as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Current	$19,093	$53,116
Non – current	144,099	120,822

Total	$163,192	$173,938

Changes in provisions for return conditions as of December 31, 2016 and 2015 are as follows:

	December 31, 2017	December 31, 2016
Balances at beginning of year	$173,938	$161,867
Provisions made	811	28,354
Provisions used	(11,557)	(16,283)

Balances at end of year	$163,192	$173,938

(20)	Employee benefits

The Company has a defined benefit plan which requires contributions to be made to separately administered funds. The Company has also agreed to provide post–employment benefits to its retirees that consist primarily of medical benefit plans as well as certain other benefits, including scholarships, tickets, seniority and retirement. These other benefits are unfunded.

Accounting for pensions and other post–employment benefits involves estimating the benefit cost to be provided well into the future and attributing that cost over the time period in which each employee works for the Company. This requires the use of extensive estimates and assumptions about inflation, investment returns, mortality rates, turnover rates, medical cost trends and discount rates, among other information. The Company has two distinct pension plans, one for pilots and the other for ground personnel. Both plans have been closed to new participants, and therefore there are a fixed number of beneficiaries covered under these plans as of December 31, 2017 and 2016.

	December 31, 2017	December 31, 2016
Fair value of plan assets	$(189,697)	$(165,740)
Present value of the obligation	364,043	320,890

Total employee benefit liability	$174,346	$155,150

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table summarizes the components of net benefit expense recognized in the Consolidated Statement of Comprehensive Income and the funded status and amounts recognized in the Consolidated Statement of Financial Position for the respective plans:

Net benefit expense – year ended December 31, 2017 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$1,207	$1,982
Interest cost on net benefit obligation	18,490	3,984

Total employee benefit liability	$19,697	$5,966

Net benefit expense – year ended December 31, 2016 (recognized in Salaries, wages and benefits)	Defined benefit plan	Other benefits
Current service cost	$566	$2,241
Interest cost on net benefit obligation	17,484	5,275

Total employee benefit liability	$18,050	$7,516

Changes in the present value of defined benefit obligation as of December 31, 2017 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2016	$265,928	$54,962	$320,890
Period cost	19,697	5,966	25,663
Benefits paid by employer	(20,058)	(2,398)	(22,456)
Actuarial (gains) losses recognized in other comprehensive income	34,848	4,572	39,420
Exchange differences	(1,215)	—	(1,215)
Others	1,573	168	1,741

Benefit obligation as of December 31, 2017	300,773	63,270	364,043
Fair value of plan assets	(189,697)	—	(189,697)

Total employee benefit liability	$111,076	$63,270	$174,346

Current	$34,141	$4,565	$38,706
Non–current	76,935	58,705	135,640

Total	$111,076	$63,270	$174,346

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 31, 2016	$165,740
Interest income on plan assets	12,615
Return on plan assets greater/(less) than discount	6,568
Employer contributions	23,522
Benefits paid	(17,460)
Investment expenses paid	(1,896)
Exchange differences	608

Fair value of plan assets at December 31, 2017	$189,697

Changes in the present value of defined benefit obligation as of December 31, 2016 are as follows:

	Defined benefit Obligation	Other benefits	Total
Benefit obligation as of December 31, 2015	$232,749	$68,364	$301,113
Period cost	18,050	7,516	25,566
Benefits paid by employer	(16,884)	(2,546)	(19,430)
Actuarial (gains) losses recognized in other comprehensive income	17,918	(20,301)	(2,383)
Exchange differences	14,095	1,929	16,024

Benefit obligation as of December 31, 2016	265,928	54,962	320,890
Fair value of plan assets	(165,740)	—	(165,740)

Total employee benefit liability	$100,188	$54,962	$155,150

Current	$35,272	$4,309	$39,581
Non–current	64,916	50,653	115,569

Total	$100,188	$54,962	$155,150

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Changes in the fair value of plan assets are as follows:

Defined benefit plan
Fair value of assets at December 31, 2015	$140,517
Interest income on plan assets	11,268
Return on plan assets greater/(less) than discount	2,657
Employer contributions	21,597
Benefits paid	(16,069)
Adjustment in plan asset performance	(946)
Exchange differences	6,716

Fair value of assets at December 31, 2016	$165,740

For the year ended December 31, 2017 and 2016, actuarial gains of $33,385 and $4,094 respectively were recognized in other comprehensive income.

	December 31, 2017	December 31, 2016	December 31, 2015
Actuarial gains recognized in other comprehensive income	$(38,205)	$2,383	$5,019
Return on plan assets adjustment	4,672	1,711	(4,478)
Adjustments for translation	148	—	—

Amount recognized in other comprehensive income	$(33,385)	$4,094	$541

The Company expects to contribute $33,385 to its defined benefit plan and other benefits in 2018.

Plan assets correspond to net funds transferred to Caxdac, which is responsible for the administration of the pilots’ pension plan. The assets held by Caxdac are segregated into separate accounts corresponding to each contributing Company. Additionally the plan assets included a portion relating to pension plan of ground personnel.

The principal assumptions (inflation–adjusted) that are used in determining pension and post–employment medical benefit obligations for the Company’s plans are shown below:

	December 31, 2017	December 31, 2016
Discount rate on all plans	6.75%	7.50%
Price inflation	3.09%	3.00%
Future salary increase
Pilots	4.00%	4.00%
Cabin crew	4.00%	4.00%
Other employees	4.00%	4.00%
Future pension increase	3.18%	3.00%
Healthcare cost increase	4.50%	4.50%
Ticket cost increase	3.00%	3.00%
Education cost increase	3.00%	3.00%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	December 31, 2017	December 31, 2016
Equity securities	22.04%	24.82%
Debt securities	33.73%	15.95%
Domestic Corporate bonds	35.30%	28.31%
Foreign goverment/corporate bonds	6.61%	18.54%
Other	2.30%	12.37%

Equity securities comprise investments in Colombian entities with a credit rating between AAA and BBB. The debt securities include investments in bonds of the Colombian government, in banks and in Colombian public and private entities. Domestic corporate bonds include bonds issued by private companies and Foreign Government Corporate Bonds include Yankes bonds and bonds issued by financial and private entities abroad.

Pension plans for ground personnel

In 2008, the Company entered into a commutation agreement with Compañía Aseguradora de Vida Colseguros S.A. (Insurance Company) in connection with the pension liability of two of the Company’s pension plans.

As of December 31, 2017 and 2016, there are 12 and 18 beneficiaries, respectively, which have not been commuted. Consequently, the Company estimates through an actuarial calculation the pension liability of these beneficiaries.

Pension plans for flight personnel

Due to local regulations for two of the Company’s pension plans, the Company has to make contributions to a fund which is externally administrated. The amount of the annual contribution is based on the following:

•	Basic contribution for the year: equal to the expected annual pension payments.

•	Additional contribution for the year (if necessary): equal to the necessary amount to match the actuarial liability under local accounting rules and the plan assets as of year 2023 (determined with an actuarial calculation).

Sensitivity Analysis

The calculation of the defined benefit obligation is sensitive to the aforementioned assumptions. The following table summarizes how the impact on the defined benefit obligation at the end of the reporting period would have increased (decreased) as a result of a change in the respective assumptions:

	0.5% increase	0.5% decrease
Discount rate	(41,091)	45,309
Pension increase	8,743	5,180
Mortality table	5,903	—

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(21)	Air traffic liability

The Air traffic liability, comprises the proceeds from the unused air ticket or the revenues corresponding to the unused portion of a ticket sold. This income also includes the deferred income from the loyalty programs. The Company periodically evaluates this liability and any significant adjustment is recorded in the Consolidated Statements of Comprehensive Income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that change substantially from the estimates (see note 3 (g)). The balance as of December 31, 2017 and 2016 is as follows:

Air traffic liability as of December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
Advance ticket sales	$452,854	$447,430
Miles deferred revenue	86,371	73,760

Current	$539,225	$521,190

Miles deferred revenue	$104,786	$98,088

Non–current	$104,786	$98,088

(22)	Other liabilities

Other liabilities as of December 31, 2017 and 2016 are as follows:

	Notes	December 31, 2017	December 31, 2016
Derivative instruments	26, 27	$137	$528
Deferred income (1)		24,471	24,606
Other		—	762

Total		$24,608	$25,896

Current		$9,415	$11,085
Non–current		15,193	14,811

Total		$24,608	$25,896

(1)	Deferred income include prepayment for services and supplemental payment.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(23)	Share based payments

The Company authorized the implementation of an incentive plan (the “Share Based Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Based Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings S.A., as reported by the Colombian Stock Exchange during the 30 calendar days immediately preceding redemption, and COP$5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021.

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Based Plan were modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Based Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP$1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five year after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Based Plan. On March 11, 2014, the Company revised the New Awards and reduced them to 1,840,000 units.

As of December 31, 2017, active beneficiaries have been awarded with 13,307,451 units out of 18,026,158 initially approved and issued, and have redeemed 480,025 units, corresponding to the vesting periods March 15, 2012–2013 and March 15, 2013–2014. Total awards to be redeemed as of December 31, 2017 are equal to 12,827,426.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

A summary of the terms of the awards excluding the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2013	25%	From March 16, 2013 through March 15, 2018
March 15, 2014	25%	From March 16, 2014 through March 15, 2019
March 15, 2015	25%	From March 16, 2015 through March 15, 2020
March 15, 2016	25%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019
November 6, 2015	25%	From November 7, 2015 through November 6, 2020
November 6, 2016	25%	From November 7, 2016 through November 6, 2021
November 6, 2017	25%	From November 7, 2017 through November 6, 2022

Participants who are terminated, or resigned, cease to be part of the Share Based Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of December 31, 2017 and 2016 using the Turnbull–Wakeman model, which is a variation of the Black–Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of December 31, 2017, the Turnbull–Wakeman model uses several inputs including:

•	Expected term of 0.10 to 2.42 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$2,950 in the Colombian Stock Exchange and $8.03 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 1.80% to 4.43%

•	Dividend yield of 1.69%

•	Volatility of 19.58% to 48.87%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

For the valuation as of December 31, 2016, the Turnbull–Wakeman model uses several inputs including:

•	Expected term of 0.60 to 3.35 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,600 in the Colombian Stock Exchange and $9.64 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranches 2, 3, 4, and for the New Awards in all tranches

•	Risk free rate of 0.96% to 5.61%

•	Dividend yield of 1.39%

•	Volatility of 44.20% to 56.57%

Since Avianca Holdings S.A. has a public traded history of approximately four and a half years for the preferred shares, which is shorter than all the expected terms except for Tranche 1–3 of the original Share Based Plan and Tranche 1 and 2 of the New Awards, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the loss (income) of the Share Based Plan Awards for the period ended December 31, 2017 and 2016 was $(1,002) and $1,111 respectively which has been recognized within operating profit. As of December 31, 2017 and 2016, $140 and $1,115, respectively, is reflected as a current liability on the Consolidated Statement of Financial Position.

(24)	Equity

Common and preferred stock

On November 5, 2013, the Company issued 12,500,000 American Depository Shares, or ADSs, each representing 8 preferred shares. Net proceeds from this offering amounted to approximately $183,553 million (net of issuance costs amounting to $3,956). Preferred stock has no voting rights and cannot be converted to common stock. Holders of the preferred shares and ADSs are entitled to receive a minimum dividend to be paid preferentially over holders of common shares, so long as dividends have been declared by our shareholders at their annual meeting. If no dividends are declared, none of the Company’s shareholders will be entitled to any dividends. If dividends are declared and the Company’s annual distributable profits are sufficient to pay a dividend per share of at least COP 50 per share to all the Company’s holders of preferred and common shares, such profits will be paid equally with respect to the Company’s preferred and common shares. However, if the Company’s annual distributable profits are insufficient to pay a dividend of at least COP 50 per share to all our holders of preferred and common shares, a minimum preferred dividend of COP 50 per share will be distributed pro rata to the holders of the Company’s preferred shares, and any excess above such minimum preferred dividend will be distributed solely to holders of our common shares.

In connection with that offering, the common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares, representing 14,734,910 ADSs. As a consequence, the number of common shares was reduced to 665,800,003; the number of preferred shares increased in 75,599,997 to 331,187,285 preferred shares. The Company did not receive any of the net proceeds from the sale of ADS by the selling shareholders.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

As of December 31, 2013, the Company purchased 197,141 of its outstanding preferred shares, for this reason, outstanding preferred stock was decreased by $25 and additional paid–in capital on preferred stock was decreased by $452.

On November 28, 2014, the common shareholders (“selling shareholders”) converted 5,000,000 common shares to preferred shares. As a consequence, the number of common shares was reduced to 660,800,003 and the number of preferred shares increased in 5,000,000 to 336,187,285 preferred shares.

The following is a summary of authorized, issued and paid shares:

	December 31, 2017	December 31, 2016
Authorized shares	4,000,000,000	4,000,000,000
Issued and paid common stock	660,800,003	660,800,003
Issued and paid preferred stock	336,187,285	336,187,285

Sale of minority shareholding

In August 2015 Avianca Holdings S.A. and Advent International (“Advent”), one of the largest and most experienced global private equity investors, signed a definitive agreement pursuant to which Advent acquired 3,000 common shares of LifeMiles B.V., representing a 30% minority shareholding interest in LifeMiles Corp. In connection with this transaction the Company recognized a total amount of $301,389 recorded directly to equity, net of related transaction costs.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income as of December 31, 2017 and 2016 is as follows:

				Reservas de impuesto sobre la renta (4)
	Reservas de cobertura (1)	Reservas de valor razonable (2)	Reservas relacionadas con ganancias o pérdidas actuariales (3)	Reservas de Cobertura	Reservas de valor razonable	Reserva relacionada con ganancias y pérdidas actuariales	Revaluación y otras reservas (5)	Total reservas de ORI
Al 31 de diciembre de 2016	$122	$(245)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$7,077
Otros resultados integrales del periodo	6,385	19	(33,385)	3,558	—	(15,018)	31,017	(7,424)

Al 30 de septiembre de 2017	$6,507	$(226)	$(65,138)	$—	$3	$125	$58,382	$(347)

				Reservas de impuesto sobre la renta (4)
	Reservas de cobertura (1)	Reservas de valor razonable (2)	Reservas relacionadas con ganancias o pérdidas actuariales (3)	Reservas de Cobertura	Reservas de valor razonable	Reserva relacionada con ganancias y pérdidas actuariales	Revaluación y otras reservas (5)	Total reservas de ORI
Al 31 de diciembre de 2015	$(21,590)	$—	$(35,847)	$—	$3	$10,854	$18.394	$(28,186)
Otros resultados integrales del periodo	21,712	(245)	4,094	(3,558)	—	4,289	8,971	35,263

Al 31 de diciembre de 2016	$122	$(245)	$(31,753)	$(3,558)	$3	$15,143	$27,365	$7,077

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See Note 26).

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available–for–sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post–retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	2017	2016
Cash flow hedges:
Reclassification during the year to profit or loss	$10,309	$34,882
Effective valuation of cash flow hedged	(3,924)	(13,170)

	$6,385	$21,712

Fair value reserves:
Valuations of available–for–sale investments	$19	$(245)

	$19	$(245)

Income tax on other comprehensive income:
Reclassification during the year to profit or loss (1)	$—	$(12,801)
Temporary differences within OCI		9,243

	$—	$(3,558)

(1)	Deferred income tax assets resulting from temporary differences affecting the ORI were valued according to paragraph 34 and 35 of IAS 12, taking into account that future losses are presented that do not allow the recoverability of the deferred tax.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Dividends

The following dividends were paid by the Company during the years ended December 31, 2017 y 2016:

	December 31, 2017	December 31, 2016
Dividend—Ordinary shared	$16,942	$—
Dividend—Preferred shared	8,730	5,723

Total	$25,672	$5,723

The Board of Directors of Avianca Holdings S.A. At the ordinary meeting of the General Shareholders’ Meeting on March 31, 2017, he agreed on the profit distribution project for 2016 as a dividend; the shareholders holding shares of the Company were paid COP $ 77 per share. Dividends decreed were paid in two equal installments of COP $ 38.5 per share, July 31 and September 30, 2017.

The preferred dividends of $ 5,723 (COP $ 50 per share) were declared in March 2016, and were paid in four equal installments of COP $ 12.5 per preferred share. The installments were paid on April 1, July 1, October 7, and December 16, 2016, based on the retained earnings as of December 2015.

During 2017, dividends related to the minority participation of Lifemiles Ltd were declared and paid in the amount of $ 127,001. According to the availability of cash and based on the liquidity and dividend distribution policy, a total of $ 39,750 was paid during the months of March, May, August and October of 2017 and on August 22, 2017 extraordinary dividends were paid for an amount of $ 87,251. Additionally, it was declared and paid to the minority stake of Aerotaxis La Costeña S.A $ 3,000 in the month of December.

During 2016, dividends related to the minority interest of Lifemiles Ltd were declared and paid in the amount of $ 26,100. These dividends were distributed as follows: $ 6,600 based on 2015 earnings and $ 19,500 of anticipated dividends related to the current period. Additionally, as of December 16, 2015 dividends were paid corresponding to the minority interest of LifeMiles Ltd for an amount of $ 3,750.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(25)	Operating revenue

The Company had no major customers which represented more than 10% of revenues in 2017 and 2016. The Company tracks its segmented gross revenue information by type of service rendered and by region, as follows:

By type of service rendered

	Year ended December 31, 2017	Percentage	Year ended December 31, 2016	Percentage	Year on Year Variation
Domestic
Passenger	$1,873,790	42%	$1,752,001	42%	$121,789
Cargo and mail	279,666	6%	264,432	6%	15,234

	2,153,456	48%	2,016,433	48%	137,023

International
Passenger	1,676,370	38%	1,533,216	37%	143,154
Cargo and mail	271,305	6%	291,442	7%	(20,137)

	1,947,675	44%	1,824,658	44%	123,017

Other (1)	340,553	8%	297,247	8%	43,306

Total operating revenues	$4,441,684	100%	$4,138,338	100%	$303,346

	Year ended December 31, 2016	Percentage	Year ended December 31, 2015	Percentage	Year on Year Variation
Domestic
Passenger	$1,752,001	42%	$1,363,285	31%	$388,716
Cargo and mail	264,432	6%	234,362	5%	30,070

	2,016,433	48%	1,597,647	36%	418,786

International
Passenger	1,533,216	37%	2,094,732	48%	(561,516)
Cargo and mail	291,442	7%	390,163	9%	(98,721)

	1,824,658	44%	2,484,895	57%	(660,237)

Other (1)	297,247	8%	278,799	7%	18,448

Total operating revenues	$4,138,338	100%	$4,361,341	100%	$(223,003)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Other operating revenue

Other operating revenue for the years ended December 31, 2017, 2016 and 2015 is as follows:

	December 31, 2017	December 31, 2016	December 31, 2016
Frequent flyer program	$178,841	$154,245	$139,524
Ground operations (a)	20,172	21,053	19,545
Leases	22,232	28,295	30,144
Maintenance	11,639	7,696	8,963
Interline	1,900	3,859	1,831
Other (b)	105,769	82,099	78,792

	$340,553	$297,247	$278,799

(a)	Company provides services to other airlines at main hub airports.
(b)	Corresponds mainly to income from penalties, access to VIP rooms and additional services.

(26)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of December 31, 2017 and 2016 are the following:

	Notes	December 31, 2017	December 31, 2016
Cash flow hedges – Assets
Fuel price hedges		$20,549	$25,540
Interest rate		2,990	797

Total	12	$23,539	$26,337

Cash flow hedges – Liabilities
Interest Rate	22	$—	$20

Total		$—	$20

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$20,549	$20,549	$—
Interest rate
Assets	$2,990	$—	$2,990

The following table indicates the periods in which the cash flows associated with the cash flow hedges are expected to be presented, and the fair value of the hedging instruments related to December 31, 2016:

	Fair Value	1-12 months
Fuel price
Assets	$25.540	$25.540
Interest rate
Assets	$797	$797
Liabilities	$20	$20

The terms of the cash flos hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of December 31, 2017, 2016 and 2015, a net gain relating to the hedging instruments of $6,385, $21,712 and $77,308 respectively is included in other comprehensive income (see Note 24).

(27)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of December 31, 2017 and 2016 are the following:

	Notes	December 31, 2017	December 31, 2016
Derivatives not designated as hedges – Liabilities
Derivative contracts of interest rate	22	$137	$508

Total		$137	$508

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the Consolidated Statement of Financial Position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(28)	Offsetting of Financial Instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of December 31, 2017 and 2016, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(29)	Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2017 are as follows:

		December 31, 2017
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6	$55	$55
Derivative instruments	26, 27	23,539	23,539

		$23,594	$23,594

Financial liabilities
Short term borrowings and long–term debt	16	$3,752,113	$3,587,841
Derivative instruments	22	137	137

		$3,752,250	$3,587,978

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2016 are as follows:

		December 31, 2016
	Notes	Carrying amount	Fair value
Financial assets
Available–for–sale securities	6	$76	$76
Derivative instruments	26, 27	26,337	26,337

		$26,413	$26,413

Financial liabilities
Short term borrowings and long–term debt	16	$3,274,235	$3,241,240
Derivative instruments	22	528	528

		$3,274,763	$3,241,768

The fair value of the financial assets and liabilities corresponds the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short–term maturities of these instruments.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)	The fair value of available–for–sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(c)	The fair value of short–term borrowings and long–term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

(d)	The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(e)	The Frequent flyer liability is included in the Consolidated Statement of Financial Position within Air traffic liability. The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2017:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26)
Aircraft fuel hedges	—	20,549	—	20,549
Interest rate derivatives	—	2,990	—	2,990
Available–for–sale securities (Note 6)	—	55	—	55
Revalued administrative property (Note 13)	—	147,663	—	147,663

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26)
Foreing currency derivatives	—	137	—	137
Frequent flyer liability (Note 21)	—	191,157	—	191,157
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 16)	—	3,587,841	—	3,587,841

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2016:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 26)
Aircraft fuel hedges
Interest rate derivatives	—	25,540	—	25,540
Available–for–sale securities (Note 6)	—	797	—	797
Assets held for sale	—	76	—	76
Revalued administrative property (Note 13)	—	149,371	—	149,371

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Note 26)
Interest rate derivatives	—	528	—	528
Frequent flyer liability (Note 21)	—	171,848	—	171,848
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt (Note 16)	—	3,241,240	—	3,241,240

(30)	Income tax expense

The major components of income tax expense for the years ended December 31, 2017, 2016 and 2015 are:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Consolidated statement of comprehensive income

	December 31, 2017	December 31, 2016	December 31, 2015
Current income tax:
Current income tax charge	$32,934	$28,114	$19,491
Adjustment in respect of current income tax of previous year	2,225	(666)	(2,211)
Deferred tax expense:
Relating to origination and reversal of temporary differences	(15,050)	6,642	13,748

Income tax expense reported in the income statement	$20,109	$34,090	$31,028

Consolidated statement of other comprehensive income

	December 31, 2017	December 31, 2016	December 31, 2015
Hedging reserves	3,558	(3,558)	$(12,678)
Fair value reserves	—	—	(680)
Reserves relating to actuarial gains and losses	(15,018)	4,289	3,410

Income tax charged directly to other comprehensive income	$(11,460)	$731	$(9,948)

A reconciliation between tax expense and the product of accounting profit multiplied by domestic tax rate for the years ended December 31, 2017, 2016 and 2015 is as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
Accounting profit (loss) after income tax		$82,032		$44,186		$(139,506)
Total income tax expense		20,109		34,090		31,028

Profit (loss) before income tax		$102,141		$78,276		$(108,478)

Income tax at Colombian statutory rate	40.00%	40,856	40.00%	31,311	39.00%	(42,306)
Tax credit (1)	0.00%	—	(5.74%)	(4,493)	2.60%	(2,816)
Productive fixed assets special deduction	(16.35)%	(16,702)	(22.10%)	(17,299)	47.00%	(51,003)
Permanent differences (2)	53.08%	54,221	(346.48%)	(271,209)	47.70%	(51,769)
Non–deductible taxes	4.55%	4,651	15.01%	11,749	(2.7%)	2,893
Effect of tax exemptions and tax rates in foreign jurisdictions	(148.50)%	(151,676)	71.56%	56,014	(24.90%)	27,030
Non recognized deferred tax assets	7.04%	7,192	248.77%	194,732	(94.5%)	102,553
Exchange rate differences	77.04%	78,690	107.20%	83,916	37.30%	(40,483)
Other	0.35%	360	(13.10%)	(10,254)	(0.80%)	878
Changes in tax rates	2.46%	2.517	(51.58%)	(40,377)	(79.30%)	86,051

	19.69%	$20,109	43.55%	$34,090	28.60%	$31,028

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(1)	Airline companies in Colombia are entitled to a tax credit or discount for income tax purposes based on the proportion between the international flights income and total income of the Company during the year. The legislative purpose of this tax provision is to limit the Company’s exposure to double taxation on their worldwide income in Colombia, therefore limiting the tax expense to local Colombian source income.

The tax reform contained in the Law 1819 of 2016 eliminates the tax credit for air or marine international transportation above noted, such tax credit will only be applicable until tax year 2016.

(2)	This item includes several permanent differences that are non-deductible expenses for the purposes of Corporate Income Tax in Colombia. Consequently, they are necessary for the reconciliation between nominal and effective tax rates. These other permanent differences include various items such as the consolidation of special purpose entities, and losses of property, plant and equipment.

Below we show an analysis of the Company’s deferred tax assets and liabilities:

	Consolidated Statement of Financial Position
				Variation
	December 31 de 2017,	December 31 de 2016,	December 31 de 2015,	December 31 de 2017,	December 31 de 2016,
Assets (liabilities)
Accounts payable	$—	$446	$4,470	$(446)	$(4,024)
Inflation adjustments	—	—	(23)	—	23
Deposits and other assets	(24,379)	(12,183)	(157)	(20,538)	(12,026)
Aircraft maintenance	(43,973)	(3,448)	787	(5,429)	(4,235)
Pension liabilities	(525)	25,842	(19,541)	(25,842)	45,383
Provisions	103,830	66,947	48,561	14,000	18,386
Loss carry forwards	8,670	16,641	31,035	23,649	(14,394)
Non-monetary items	(29,231)	(92,832)	(57,913)	24,882	(34,919)
Intangible assets	(11,534)	(12,031)	(12,582)	497	551
Other	(2,703)	(3,889)	(2,265)	3,889	(1,624)

Net deferred tax assets / (liabilities)	$155	$(14,507)	$(7,628)	$14,662	$(6,879)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Reflected in the statement of financial position as follows:

Deferred tax assets	$25,969	$5,845	$5,847
Deferred tax liabilities	(25,814)	(20,352)	(13,475)

Deferred tax assets (liabilities) net	$155	$(14,507)	$(7,628)

Reconciliation of deferred tax assets net	December 31, 2017	December 31, 2016
Opening balance as of January 1,	$(14,507)	$(7,628)
Tax income during the period recognized in profit or loss	15,050	(6,642)
Tax income during the period recognized in other comprehensive income	(155)	731
Exchange differences	(233)	(968)

Closing balance as of December 31	$155	$(14,507)

Income Tax

Tax Credits

As of December 31 2017, the Company’s subsidiaries have tax loss carryforwards of approximately US$552 million and excess of presumptive income tax of approximately US$12 million, which are available to offset in future taxable income in the relevant jurisdictions, if any, where appropriate.

The Company has deferred tax asset corresponding to the aforementioned tax losses for US$208. However, according to the Company’s financial projections no tax income will be generated for the next 5 years to allow the compensation of the deferred tax assets. Therefore, said deferred tax assets has only been recognized by an amount up to the concurrence of deferred tax liabilities, according to IAS12 paragraph 35.

Subsidiaries Investments

Because Avianca S.A. and Tampa Cargo S.A. are the dominant companies in their subsidiaries and are able to control the future moment in which the temporary difference related to their investments in such subsidiaries can be reversed. Consequently, due to this temporary difference, which amount to US$164 million, will not be reversed in a foreseeable future, the Companies have decided not to recognize deferred tax related with such investments according to the exception to IAS12 paragraphs 39 and 44.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

Tax Reform – Law 1819, 2016

Modifies the Tax Law to reconcile the income, tax treatments, tax costs and deductions with the application of Regulatory Frameworks.

•	Eliminates the Income Tax for Equity (CREE), and stablishes a general tax rate for income and complementary tax of 34% for tax year 2017 and 33% for 2018 and beyond.

•	Stablishes an income and complementary tax surcharge for tax bases over US$260 approximately, of 6% for 2017 and 4% for 2018.

•	The tax losses incurred before 2017 on income and complementary tax and/or income tax on equity, will be limited to the result of applying the formula mentioned in Article 290, subsection 5 of the Tax Law.

•	The applicable rate to determine presumptive income increases from 3% to 3.5%, according to the Company’s net worth as of December 31 of the previous year.

(31)	Provisions for legal claims

As of December 31, 2017 and 2016, the Company is involved in different lawsuits and legal actions that arise in the development of commercial activities.

The changes in provisions for litigation as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Balances at the beginning of the period	$18,516	$13,386
Provisions constituted	14,490	11,116
Provisions used	(21,287)	(5,985)

Balances at the end of the period	$11,720	$18,516

Certain processes are considered possible obligations. Based on the plaintiffs’ claims as of December 31, 2017 and 2016, these contingencies total $ 156,423 and $ 95,363, respectively. Certain losses that may arise from such litigation will be covered by the insurance companies or with funds provided by third parties. Judicial proceedings not resolved with the aforementioned forms of payment are estimated at $ 99,833 as of December 31, 2017 and $ 63,972 as of December 31, 2016.

In accordance with IAS 37, the processes that the Company considers to represent a remote risk are not contemplated in the Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

(32)	Future aircraft leases payments

The Company has 122 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year	$368,820
Between one and five years	1,035,213
More than five years	884,572

$2,288,605

Of the 55 aircraft under operating lease, one Boeing 767 and two A-330 aircraft are under Wet Lease. The Company has 52 aircraft that are under operating leases with an average lease term of 44 months. Operating leases can be renewed, in accordance with the Administration’s business plan. The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year	$242,675
Between one and five years	599,191
More than five years	159,833

$1,001,699

The Company has eight engines under an operating lease contract for its aircraft fleet of the E190 and A320 families. The following is the summary of the future commitments of operating leases:

Engines
Less than one year	$5,636
Between one and five years	12,962
More than five years	2,380

$20,978

As of December 31, 2017, the Company had two Airbus A319, one Airbus A330F, under operating lease to OceanAir Linhas Aéreas, S.A. and two E-190 to Aerolitoral, S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$22,885
Between one and five years	68,457
More than five years	35,442

$126,784

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The amount of recognized payments has expenses during the period is as follows:

	December 2017	December 2016	December 2015
Leases minimun payments	$278,772	$314,493	$317,505

(33)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 137 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2019 and 2025.

In December 2017, the Company signed two Aircraft Assignment Agreements, one assigning 5 aircraft of the A-320 family to Muisca Aviation Limited and another assigning 4 aircraft of the A-320 family to Tejo Aviation Limited.

Under the terms of these agreements to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has 4 firm orders for the acquisition of B787 aircraft with deliveries scheduled between 2018 and 2019 as well as 9 purchase options.

In September 2017, the Company signed an amendment to convert three 787-8 to 787-9 with scheduled deliveries in 2019. Additionally, in July 2017 the Company exercised the purchase option for a 787-8 with scheduled delivery in 2018.

Other – The Company has 5 firm orders for the acquisition of spare engines with deliveries between 2018 and 2020.

On November 2017, the Company also signed two Aircraft Sale and Purchase Agreement between Transasia Airways Corporation y Avianca. Each agreement for 1 A330-300 that were delivered in January 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Consolidated Financial Statements

(In USD thousands)

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of December 31, 2017, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$108,957	$209,243	$236,708	$205,594	$591,293	$1,351,795
Aircraft acquisition commitments	$290,481	$971,515	$2,123,151	$2,405,017	$8,981,499	$14,771,663

(34)	Subsequent events

There is no knowledge of important subsequent events to be disclosed at the date of issuance of the report.

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